BARRICK GOLD CORPORATION

Notice of Annual Meeting of Shareholders

April 27, 2011

Management Proxy Circular

Invitation to Shareholders

Notice of Annual Meeting of Shareholders of Barrick Gold Corporation

March 11th, 2011

Dear Shareholders:

On behalf of the Board of Directors, I would like to invite you to attend Barrick’s Annual Meeting of Shareholders to be held on Wednesday, April 27, 2011 at 10:00 a.m., Toronto time, in the John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario.

At the meeting, we will report to you on the Company’s performance in 2010 and our plans for the future. You will also be able to meet and ask questions of the Board of Directors and senior management.

The enclosed Management Proxy Circular describes the business to be conducted at the meeting. It is important that you exercise your vote, either in person at the meeting or by completing and returning your proxy form.

If you are unable to attend the meeting in person, you may listen to a live web cast of the meeting, which will be available at www.barrick.com, starting at 10:00 a.m., Toronto time. The recorded version of the meeting will be available at www.barrick.com until the next Annual Meeting of Shareholders.

We hope that we will have the opportunity to welcome you to this year’s Annual Meeting.

Sincerely,

Peter Munk
Chairman

BARRICK GOLD CORPORATION
Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

Notice of Annual Meeting of Shareholders

NOTICE is hereby given that the Annual Meeting of the Shareholders (the “Meeting”) of Barrick Gold Corporation (the “Company” or “Barrick”) will be held in the John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario on Wednesday, April 27, 2011 at 10:00 a.m. (Toronto time) in order to:

1.	receive the consolidated financial statements of the Company for the year ended December 31, 2010 and the auditors’ report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration;

4.	consider the advisory resolution to accept the approach to executive compensation disclosed in the accompanying Management Proxy Circular; and

5.	transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

Barrick’s Board of Directors has fixed the close of business on March 2, 2011 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. Barrick has prepared a list, as of the close of business on the record date, of the holders of Barrick common shares. A holder of record of Barrick common shares whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.

DATED at Toronto, Ontario, this 11th day of March, 2011.

By Order of the Board of Directors,

Faith T. Teo
Senior Counsel and Corporate Secretary

Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete and return the enclosed proxy or voting instruction form promptly. To be effective, Barrick proxies must be received at the Toronto office of CIBC Mellon Trust Company, the Company’s registrar and transfer agent, by 5:00 p.m. (Toronto time) on April 26, 2011 or the last business day prior to any adjourned or postponed Meeting. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

Shareholders may direct questions and requests for assistance to Barrick’s proxy solicitation and information agent for the Meeting, Phoenix Advisory Partners, at 20 Toronto Street, Suite 830, Toronto, Ontario, M5C 2B8; telephone: 1-800-504-5589 (within Canada and the United States) or 416-385-6021; facsimile: 1-877-907-3176 (within Canada and the United States); email: contactus@phoenixadvisorypartners.com.

Proxies will be counted and tabulated by CIBC Mellon Trust Company, the Company’s registrar and transfer agent, in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy’s validity or to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders.

BARRICK GOLD CORPORATION
Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Barrick Gold Corporation (the “Company” or “Barrick”) for use at the Annual Meeting of Shareholders (or any postponement or adjournment thereof) of Barrick (the “Meeting”) to be held at 10:00 a.m. (Toronto time) on Wednesday, April 27, 2011 in the John Bassett Theatre of the Metro Convention Centre, 255 Front Street West, Toronto, Ontario for the purposes set forth in the accompanying Notice of Meeting.

GENERAL INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by telephone by regular employees of the Company for which no additional compensation will be paid. In addition, Barrick has retained Phoenix Advisory Partners to assist in the solicitation of proxies by mail and telephone in the United States and Canada for estimated fees of Cdn$40,000. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the proxy form, the voting instruction form and any other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by Barrick. The Company will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of common shares of Barrick (“Barrick Common Shares”). It is anticipated that copies of this Circular, the Notice of Meeting, and accompanying proxy form or voting instruction form will be distributed to shareholders on or about March 21, 2011.

This Circular provides the information that you need to vote at the Meeting.

•	If you are a registered holder of Barrick Common Shares, we have enclosed a proxy form that you can use to vote at the Meeting.

•	If your Barrick Common Shares are held by a nominee, you may receive either a form of proxy or voting instruction form and should follow the instructions provided by the nominee.

Unless otherwise indicated, the information in this Circular is given as at March 1, 2011.

Unless otherwise indicated, all dollar references in this Circular are to United States dollars and all references to financial results are based on our financial statements prepared in accordance with U.S. GAAP. Unless otherwise indicated, all references to “US$” or “$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars. The annual average exchange rate for 2010 reported by the Bank of Canada was US$1.00 = Cdn$1.0299.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Barrick or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Barrick (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

PART ONE — VOTING INFORMATION

Voting Matters

At the Meeting, shareholders are voting on:

•	the election of directors who will serve until the next annual meeting of shareholders;

•	the appointment of auditors that will serve until the next annual meeting of shareholders and authorization of the Board of Directors to set their remuneration; and

•	the advisory resolution to accept the approach to executive compensation disclosed in the Circular.

Who Can Vote

The record date for the Meeting is Wednesday, March 2, 2011. Barrick has prepared a list, as of the close of business on the record date, of the registered holders of Barrick Common Shares. A holder of Barrick Common Shares whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting. Each Barrick Common Share is entitled to one vote on those items of business identified in the Notice of Meeting.

Voting Your Barrick Common Shares

     Registered Shareholders

If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described under “— Voting by Proxy”.

     Non-registered Shareholders

Your Barrick Common Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee, you are a non-registered shareholder. Your nominee is entitled to vote the shares held by it on the record date. Your nominee is required to seek your instructions as to how to vote your shares. You may vote your Barrick Common Shares through your nominee or in person.

To vote your Barrick Common Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered shareholders to direct the voting of the Barrick Common Shares that they beneficially own.

If you are a non-registered shareholder, to vote your shares in person at the Meeting, you should take the following steps:

(1)	appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or form of proxy, and

(2)	follow the nominee’s instructions for return of the executed form or other method of response.

Do not otherwise complete the form as your vote, or your designate’s vote, will be taken at the Meeting.

Voting by Proxy

If you will not be at the Meeting or do not wish to vote in person, we still encourage you to vote by using the enclosed proxy form. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the enclosed proxy form.

     Your Proxy Vote and Appointing a Proxyholder

On the proxy form, you can indicate how you want to vote your Barrick Common Shares, or you can let your proxyholder decide for you.

All Barrick Common Shares represented by properly completed proxies received at the Toronto office of CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Tuesday, April 26, 2011 or the last business day before any adjourned or postponed Meeting will be voted or withheld from voting at the Meeting.

Proxies should be delivered to CIBC Mellon Trust Company, by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; by personal delivery at 320 Bay Street, Toronto, Ontario M5H 4A6; by facsimile at (416) 368-2502 or 1-866-781-3111 (within Canada and the United States); (4) via telephone at 1-866-271-1207 (within Canada and the United States); or (5) via the Internet at www.eproxyvoting.com/barrick.

If you give directions on how to vote your shares, your proxyholder must vote (or withhold from voting) your shares according to your instructions, including on any ballot votes that take place at the meeting. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit.

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Barrick. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Barrick, are appointed to act as your proxyholder. If you have not specified whether or how to vote on a particular matter(s) and the persons designated in the form are appointed as your proxyhoder, your Barrick Common Shares will be voted as follows:

•	FOR the election as directors of all nominees listed in this Circular (provided that if any of such individuals is unable to serve or otherwise withdraws his or her name, your proxyholder can nominate and vote for another individual at his or her discretion);

•	FOR the appointment of PricewaterhouseCoopers LLP as independent auditors until the next annual meeting of shareholders and the authorization of the Board of Directors to set their remuneration; and

•	FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

     Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

•	You may send another proxy form with a later date to the Toronto office of CIBC Mellon Trust Company, but it must reach CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Tuesday, April 26, 2011 or the last business day before any adjourned or postponed Meeting.

•	You may deliver a signed written statement, stating that you want to revoke your proxy, to the Secretary of the Company no later than 5:00 p.m. (Toronto time) on Tuesday, April 26, 2011, or the last business day before any adjourned or postponed Meeting, at Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1 or by facsimile at (416) 861-2492.

•	You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy.

•	You may revoke your proxy in any other manner permitted by law.

Additional Matters Presented at the Annual Meeting

The enclosed proxy form or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

If you sign and return the proxy form for Barrick Common Shares and any matter is presented at the Meeting in addition to, or as an amendment or variation to, the matters described in the Notice of Meeting, the Barrick officers named as proxies will vote in their best judgment. When this Circular went to press, management of Barrick was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in such notice.

Voting Shares and Principal Holders

The Barrick Common Shares are the only shares which entitle shareholders to vote at the Meeting.

As at Wednesday, March 2, 2011, 998,956,752 Barrick Common Shares were issued and outstanding. The holders of Barrick Common Shares are entitled to one vote per share.

The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

To the knowledge of the directors and officers of Barrick, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company as of March 2, 2011.

Barrick’s employees are entitled to vote their Barrick Common Shares beneficially owned by them in Company-sponsored equity compensation plans. As of March 2, 2011, the beneficial ownership of Barrick Common Shares by Barrick’s employees in Company-sponsored equity compensation plans was less than one percent of the issued and outstanding Barrick Common Shares.

PART TWO — BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	Receiving the consolidated financial statements of the Company for the fiscal year ended December 31, 2010, and the auditors’ report thereon;

2.	Electing directors who will serve until the next annual meeting of shareholders;

3.	Appointing the auditors that will serve until the next annual meeting of shareholders and authorizing the directors to set their remuneration;

4.	Considering the advisory resolution to accept the approach to executive compensation disclosed in this Circular; and

5.	Any such other business as may properly be brought before the Meeting.

1.	Receiving the Consolidated Financial Statements

The consolidated financial statements of the Company for the fiscal year ended December 31, 2010 are included in Barrick’s 2010 Annual Report, which is being mailed to the Company’s registered and beneficial shareholders who requested it. Management will review Barrick’s consolidated financial results at the Meeting, and shareholders and proxyholders will be given an opportunity to discuss these results with management. The 2010 Annual Report is available on Barrick’s website at www.barrick.com, on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

2.	Election of Directors

     Majority Voting

Barrick has adopted a majority voting policy in its Corporate Governance Guidelines pursuant to which any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of their election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.

     Nominees for Election as Directors

It is proposed that the 14 people listed below be nominated for election as directors of Barrick to hold office until the next annual meeting or until their successors are elected or appointed. All of the proposed nominees, except for Dr. Dambisa Moyo, are currently directors of Barrick and have been directors since the dates indicated. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

Mr. Marshall Cohen, who has served as a director since 1988, will retire from the Board immediately prior to the Meeting.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of Barrick will be voted FOR the election of the proposed nominees. If any proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another individual in their discretion.

The following table sets forth for each nominee for election as director as of March 1, 2011: age; place of residence; present principal occupation and principal occupations held in the last five years if different; a brief description of the nominee’s principal directorships, memberships and education; past directorships of publicly-traded companies during the preceding five years; key areas of expertise; the number of Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised(1); the number of Deferred Share Units (DSUs) credited to the nominee; the number of Restricted Share Units (RSUs) credited to the nominee; the number of outstanding options held by the nominee under Barrick’s stock option plans (there have been no stock option grants to non-management directors since May 2003); whether the nominee meets Barrick’s share ownership guidelines for directors; the date the nominee became a director of Barrick; current membership on Committees of the Board of Directors; record of attendance at meetings of the Board of Directors and its Committees during 2010; and whether or not the Board of Directors has determined each nominee to be independent. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated for election as a director of the Company.

Howard L. Beck, 77 Toronto, Ontario, Canada Shares: 169,144 DSUs: 28,108 Options: Nil
Mr. Beck is a corporate director. Mr. Beck was a senior partner of the law firm, Davies, Ward & Beck from 1962 to 1989. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen’s Counsel in 1971.

Mr. Beck is also a director of Citibank Canada. At different times during the period from 2006 to 2010, Mr. Beck also served as a director or trustee of the following publicly-traded entities: Trizec Canada Inc., Trizec Properties Inc. and Cineplex Galaxy Income Fund.

Areas of Expertise: Law, Finance and Management

Barrick Board Details:

      • Director since July 14, 1984
      • Meetings attended in 2010: Board — 5 of 5 regular, 1 of 1 special; Finance Committee — 3 of 3
      • Meets share ownership guidelines
      • Independent

William Birchall, 68 Toronto, Ontario, Canada Shares: 150,000 DSUs: 3,961 Options: 200,000	Mr. Birchall was appointed as the Vice Chairman of Barrick in July 2005. From 2004 to March 2007, Mr. Birchall was the Chief Executive Officer of ABX Financeco Inc., a Barrick subsidiary. Mr. Birchall was the Vice Chairman of TrizecHahn Corporation, a real estate company, from 1996 to 2006. He graduated from Merchant Taylor’s School and is a Fellow of the United Kingdom Institute of Chartered Accountants.

Mr. Birchall is also a director of Rogers Communications Inc. Mr. Birchall did not serve as a director of any other publicly-traded companies during the period from 2006 to 2010.

Areas of Expertise: Finance and Management, Metals and Mining, International Business

Barrick Board Details:

      • Director since July 14, 1984
      • Meetings attended in 2010: Board — 5 of 5 regular, 1 of 1 special; Finance Committee
        (Chair) — 3 of 3; Environmental, Health and Safety Committee — 4 of 4
      • Meets share ownership guidelines
      • Non-Independent (Vice Chairman of Barrick)

Donald J. Carty, 64 Dallas, Texas, USA Shares: 10,000 DSUs: 20,020 Options: Nil	Mr. Carty is the Chairman of Porter Airlines Inc. and Virgin America Airlines, commercial airline companies. He served as Vice Chairman and Chief Financial Officer of Dell Inc., a computer manufacturer, from early 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines, a commercial airline company. Mr. Carty is also a member of the board of trustees of Southern Methodist University. He holds an undergraduate degree and an honorary doctor of law from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Mr. Carty is also a director of Canadian National Railway Company, Dell Inc., Gluskin Sheff & Associates, Inc., Hawaiian Holdings, Inc. and Talisman Energy Inc. At different times during the period from 2006 to 2010, Mr. Carty also served as a director of the following publicly-traded companies: CHC Helicopter Corporation, Placer Dome Inc., Sears Holding Corp. and SolutionInc Technologies Limited.

Areas of Expertise: Finance and Management, International Business, Aviation

Barrick Board Details:
      • Director since February 22, 2006
      • Meetings attended in 2010: Board — 5 of 5 regular, 0 of 1 special; Audit Committee — 5 of 6;
        Compensation Committee (Chair) — 7 of 7
      • Meets share ownership guidelines
• Independent

Gustavo Cisneros, 65 Santo Domingo, Dominican Republic Shares: Nil DSUs: 27,756 Options: 100,000	Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is a member of the advisory boards of a number of organizations and universities, including the United Nations Information and Communication Technologies (ICT) Task Force, The Americas Society, Georgetown University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

During the period from 2006 to 2010, Mr. Cisneros served as a director of Univision Communications Inc.

Areas of Expertise: South American Region, International Business, Media and Entertainment, Consumer Products

Barrick Board Details:

      • Director since September 9, 2003
      • Meetings attended in 2010: Board — 4 of 5 regular, 0 of 1 special
      • Meets share ownership guidelines
• Independent

Peter A. Crossgrove, 74 Toronto, Ontario, Canada Shares: 15,000(2) DSUs: 17,087 Options: Nil	Mr. Crossgrove is the Chairman of the Board and Acting Chief Executive Officer of Excellon Resources Inc. and Vice Chairman of Detour Gold Corporation. Mr. Crossgrove is also the former Chairman and a founder of Masonite International Corporation, a door manufacturing company. Mr. Crossgrove is also the former Chief Executive Officer and Vice Chairman of Placer Dome Inc. Mr. Crossgrove is also a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal, a Member of the Order of Canada, and a Member of the Order of Ontario.

Mr. Crossgrove is also a director of Dundee REIT, Lake Shore Gold Corp., Pelangio Exploration Inc. and QLT Inc.

Areas of Expertise: Metals and Mining, Environment, Finance and Management, International Business

Barrick Board Details:

      • Director since June 3, 1993
      • Meetings attended in 2010: Board — 5 of 5 regular, 1 of 1 special;
        Audit Committee — 6 of 6; Environmental, Health and Safety
        Committee (Chair) — 4 of 4
      • Meets share ownership guidelines
• Independent

Robert M. Franklin, 64 Toronto, Ontario, Canada Shares: 35,958(3) DSUs: 10,896 Options: Nil	Mr. Franklin is President of Signalta Capital Corporation, an investment company. From August 2006 to March 2007, he was Chairman of the Board of Photowatt Technologies, a developer of solar power technologies, and from 1993 to January 2006, he was the Chairman of the Board of Placer Dome Inc., a gold mining company. He holds an undergraduate degree from Hillsdale College.

Mr. Franklin is also a director of Canadian Tire Corporation and Toromont Industries Ltd. At different times during the period from 2006 to 2010, Mr. Franklin served as a director or trustee of the following publicly-traded entities: First Uranium Corp., Great Lakes Carbon Corporation, Resolve Business Outsourcing Income Fund and Royster-Clark, Ltd. and Stratos Global Corporation.

Areas of Expertise: Metals and Mining, Finance and Management, International Business

Barrick Board Details:

      • Lead Director
      • Director since February 22, 2006
      • Meetings attended in 2010: Board — 5 of 5 regular, 1 of 1 special; Audit Committee — 6 of 6;
        Corporate Governance and Nominating Committee — 2 of 2
      • Meets share ownership guidelines
• Independent

J. Brett Harvey, 60 Canonsburg, Pennsylvania, USA Shares: 5,500 DSUs: 11,155 Options: Nil	Mr. Harvey is Chairman, President and Chief Executive Officer of CONSOL Energy Inc., a coal, gas and energy services company. Mr. Harvey serves on the board of a number of energy industry associations, including the industry advisory board of the International Energy Agency, the Leadership Council of the American Coalition for Clean Coal Electricity, the National Coal Council, the Virginia Coalfield Economic Development Authority and the Bituminous Coal Operators’ Association. Mr. Harvey is a member of the National Executive Board of the Boy Scouts of America. He holds an undergraduate degree from the University of Utah.

Mr. Harvey is also a director of Allegheny Technologies Inc. Mr. Harvey did not serve as a director of any other publicly-traded companies during the period from 2006 to 2010.

Areas of Expertise: Coal, Oil and Gas, Environment, Finance and Management

Barrick Board Details:

      • Director since December 15, 2005
      • Meetings attended in 2010: Board: — 5 of 5 regular, 1 of 1 special; Compensation
        Committee — 7 of 7; Corporate Governance and Nominating Committee — 1 of 1(4);
        Environmental, Health and Safety Committee — 4 of 4
      • Meets share ownership guidelines
• Independent

Dambisa Moyo, 42 London, United Kingdom Shares: Nil DSUs: Nil Options: Nil	Dr. Moyo is an international economist and commentator on the global economy. Dr. Moyo worked at the World Bank from 1993 to 1995 and at Goldman Sachs from 2001 to 2008 where she worked in debt capital markets, hedge fund coverage and as an economist in the global macroeconomics team. Dr. Moyo is a Patron for Absolute Return for Kids and was a director of Room to Read and the Lundin for Africa Foundation until 2010. Dr. Moyo holds an undergraduate degree and master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government and a doctorate in economics from Oxford University.

Dr. Moyo is also a director of Barclays Bank PLC, SABMiller PLC and Lundin Petroleum.

Areas of Expertise: African Region, Corporate Social Responsibility, Finance and Management

Barrick Board Details:

      • Proposed to be elected to the Board for the first time at the Meeting
      • Meetings attended in 2010: Not applicable
      • Will have five years from the date of election to meet share ownership guidelines
• Independent

The Right Honourable Brian Mulroney, 71(5) Montreal, Quebec, Canada Shares: 20,000 DSUs: Nil Options: 69,900	Mr. Mulroney is the Chairman of Barrick’s International Advisory Board and a Senior Partner of the law firm Ogilvy Renault. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. Mr. Mulroney is a member of the advisory group of Lion Capital LLP. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada.

Mr. Mulroney is also a director of The Blackstone Group L.P., Independent News & Media PLC, Quebecor Inc., and Wyndham Worldwide Corporation. At different times during the period from 2006 to 2010, Mr. Mulroney served as a director of the following publicly-traded companies: Archer Daniels Midland Company, Cendant Corporation, Trizec Properties, Inc. and Quebecor World Inc.

Areas of Expertise: Public Policy, Law, International Business

Barrick Board Details:

      • Director since November 8, 1993
      • Meetings attended in 2010: Board — 5 of 5 regular, 1 of 1 special
      • Meets share ownership guidelines
• Non-Independent (Chairman of Barrick’s International Advisory Board)

Anthony Munk, 50 Toronto, Ontario, Canada Shares: 5,000 DSUs: 17,087 Options: Nil	Mr. Anthony Munk is a Managing Director of Onex Corporation, a leading North American private equity firm. He is Chairman of the Board of Husky Injection Molding Systems Ltd. and a director of RSI Home Products Inc., Cineplex Inc. and Tomkins Building Products, Inc. He is also Vice Chairman of the Aurea Foundation and a director of The Peter Munk Charitable Foundation. Mr. Munk holds an undergraduate degree from Queen’s University.

During the period from 2006 to 2010, Mr. Munk did not serve as a director of any other publicly-traded companies.

Areas of Expertise: Finance, Analysis, and Investments

Barrick Board Details:
      • Director since December 10, 1996
      • Meetings attended in 2010: Board — 5 of 5 regular, 1 of 1 special;
        Finance Committee — 3 of 3
      • Meets share ownership guidelines
• Non-Independent (member of the immediate family of the Chairman of Barrick)

Peter Munk, 83 Toronto, Ontario, Canada Shares: 1,288,500(6) DSUs: Nil Options: 900,000 RSUs: 36,200	Mr. Peter Munk is the Founder and Chairman of Barrick. From March 27, 2008 to January 15, 2009, Mr. Munk was also the interim Chief Executive Officer of Barrick. Prior to September 2006, he was also Chairman of Trizec Properties, Inc., a real estate investment trust, and Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship, and a Companion of the Order of Canada.

Mr. Munk did not serve as a director of any other publicly-traded companies during the period from 2006 to 2010.

Areas of Expertise: International Business, Metals and Mining, Finance and Management

Barrick Board Details:
      • Director since July 14, 1984
      • Meetings attended in 2010: Board — 5 of 5 regular, 1 of 1 special
      • Meets share ownership guidelines
• Non-Independent (Chairman of Barrick)

Aaron W. Regent, 45 Toronto, Ontario Canada Shares: 25,000 DSUs: Nil Options: 886,058 RSUs: 161,391	Mr. Regent was appointed President and Chief Executive Officer of Barrick on January 16, 2009. Prior to his appointment at Barrick, Mr. Regent was Senior Managing Partner and Co-CEO of Brookfield Infrastructure Group of Brookfield Asset Management, an asset management company. Prior to August 2006, he was the President of Falconbridge Limited, a diversified metals and mining company, after its merger with Noranda Inc. Prior to July 2005, he was President and Chief Executive Officer of Falconbridge Limited. He is a council member of the International Council on Mining and Metals, and a director of the World Gold Council, the Hospital for Sick Kids Foundation and the C. D. Howe Institute. Mr. Regent is a Chartered Accountant in Ontario and holds an undergraduate degree from the University of Western Ontario.

Mr. Regent did not serve as a director of any other publicly-traded companies during the period from 2006 to 2010.

Areas of Expertise: Metals and Mining, Finance and Management, International Business

Barrick Board Details:
      • Director since February 19, 2009
      • Meetings attended in 2010: Board — 5 of 5 regular, 1 of 1 special; Environmental, Health and
        Safety Committee — 3 of 3(7)
      • Meets share ownership guidelines for CEO
• Non-Independent (President and Chief Executive Officer of Barrick)

The Right Honourable Nathaniel P. Rothschild, 39 Klosters, Switzerland Shares: 48,000 DSUs: 2,314 Options: 50,000	Mr. Rothschild is Founder and Co-Chairman of Vallar PLC, as well as Co-Chairman of EN+ Group Limited, the parent company of UC Rusal PLC. Mr. Rothschild is a member of Barrick’s International Advisory Board. Mr. Rothschild is an advisory trustee of the Yad Hanadiv Foundation and member of the Belfer Center’s International Council at John F. Kennedy School of Government at Harvard University and International Advisory Council of Brookings Institution. He holds a master’s degree in history from Oxford.
During the period from 2006 to 2010, Mr. Rothschild also served as a director of RIT Capital Partners plc.

Areas of Expertise: Finance and Management, Investment, Metals and Mining, International Business

Barrick Board Details:
      • Director since April 28, 2010
      • Meetings attended in 2010: Board — 4 of 4 regular, 1 of 1 special;
        Finance Committee — 2 of 2(8)
      • Meets share ownership guidelines
      • Non-Independent (received compensation from Barrick as a member of Barrick’s
International Advisory Board within the past three years)

Steven J. Shapiro, 58 Houston, Texas, USA Shares: 3,000 DSUs: 13,194 Options: Nil	Mr. Shapiro is a corporate director. From April 2005 to May 2006, he was Executive Vice President, Finance and Corporate Development, and a director of Burlington Resources, Inc., an oil and gas exploration and production company. From January 2003 to April 2005, he was Executive Vice President and Chief Financial Officer of Burlington Resources, Inc. He serves as a trustee of the Houston Museum of Natural Science. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Mr. Shapiro is also a director of El Paso Corporation and Vallar PLC. Mr. Shapiro did not serve as a director of any other publicly-traded companies during the period from 2006 to 2010.

Areas of Expertise: Oil and Gas, Finance and Management

Barrick Board Details:
      • Director since September 1, 2004
      • Meetings attended in 2010: Board — 5 of 5 regular, 1 of 1 special;
        Audit Committee (Chair) — 6 of 6; Compensation Committee — 6 of 7
      • Meets share ownership guidelines
• Independent

(1)	The information about Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Barrick, has been furnished by the respective nominees. Unless otherwise indicated, (a) beneficial ownership is direct and (b) the person indicated has sole voting and investment power.

(2)	Mr. Crossgrove owns 5,000 Barrick Common Shares directly, and 866321 Alberta Limited, of which Mr. Crossgrove is the Chairman and sole shareholder, owns 10,000 Barrick Common Shares.

(3)	Mr. Franklin owns 21,102 Barrick Common Shares directly and 5,294 Barrick Common Shares indirectly through a registered retirement savings plan, and Signalta Capital Corp., of which Mr. Franklin is President, owns 5,848 Barrick Common Shares. In addition, Mr. Franklin exercises control over 3,714 Barrick Common Shares owned by a family member.

(4)	Mr. Harvey became a member of the Corporate Governance and Nominating Committee on April 28, 2010. He attended the one meeting of this committee held after this date.

(5)	Mr. Mulroney was a director of Quebecor World Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Mulroney was acting as a director for such company. On January 21, 2008, Quebecor World Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for creditor protection under the Canadian Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code.

(6)	Mr. Peter Munk owns all of his 1,288,500 Barrick Common Shares indirectly through P.M. Capital Inc., of which he is the President and sole shareholder. Family members of Mr. Peter Munk own 1,600 Barrick Common Shares (excluding those shares owned by Mr. Anthony Munk, who is a director of Barrick).

(7)	Mr. Regent became a member of the Environmental, Health and Safety Committee on February 17, 2010. He attended each of the three meetings of this committee held after this date.

(8)	Mr. Rothschild became a member of the Board upon his election on April 28, 2010 and became a member of the Finance Committee on April 28, 2010. He attended each of the five meetings of the Board and the two meetings of Finance Committee held after this date.

Board and Committee Meetings Held and Overall Attendance Levels in 2010

Below is a summary of attendance by all directors at Board and Committee meetings held during 2010.(1) Individual meeting attendance of each nominee proposed for election as director is reported above.

	Number of	Attendance at
Board/Committee	Meetings	all Meetings

Board (regular)	5	99%
Board (special)	1	86%
Audit Committee	6	96%
Compensation Committee	7	96%
Corporate Governance and Nominating Committee	2	100%
Environmental, Health and Safety Committee	4	100%
Finance Committee	3	100%

Total number of meetings held	28	97%

(1)	Includes Mr. Marshall Cohen.

Attendance Record in 2010 for Director Not Standing for Re-Election

Name	Board			Corporate Governance &
	Regular	Special	Compensation	Nominating (Chair)

Marshall A. Cohen	5 of 5	1 of 1	7 of 7	2 of 2

3.	Appointment of Auditors

The Board of Directors proposes that the firm of PricewaterhouseCoopers LLP be appointed as auditors of Barrick to hold office until the next annual meeting of shareholders and that the Board of Directors be authorized to set the auditors’ remuneration.

As part of the Company’s corporate governance practices, the Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Barrick’s auditors. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised through engaging them for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Barrick’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

Aggregate fees paid to Barrick’s auditors relating to the fiscal years ended December 31, 2010 and 2009 were as follows:

Fees in millions of dollars(1)	2010	2009

Audit Fees(2)	$8.5	$7.4
Audit-related fees(3)	4.8	4.3
Tax compliance and advisory fees	1.2	0.9
All other fees	0.2	0.1

Total	$14.7	$12.7

(1)	The classification of fees is based on applicable Canadian securities laws and SEC definitions.

(2)	Audit fees have increased $1.1 million, $1.0 million of which is related to movements in foreign exchange rates against the U.S. dollar in the jurisdictions in which audit services are provided.

(3)	In 2010, audit-related fees primarily relate to fees paid for services in connection with the IFRS conversion project ($1.7 million) and in connection with the offering of equity securities of African Barrick Gold plc (“ABG”) ($3.0 million) paid in early 2010. In 2009, audit-related fees primarily related to fees paid for services in connection with the Company’s offerings of debt and equity securities ($0.4 million in 2009), and $3.6 million of audit-related fees related to services in connection with the offering of equity securities of ABG.

The Board of Directors recommends that shareholders vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Barrick for the 2011 fiscal year and the authorization of the Board of Directors to set their remuneration.

4.	Shareholder Advisory Vote on Approach to Executive Compensation

The Board of Directors has adopted a non-binding advisory vote relating to executive compensation to provide shareholders with the opportunity to vote “For” or “Against” Barrick’s approach to executive compensation through the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Management Proxy Circular delivered in advance of the 2011 annual meeting of shareholders.”

The “Compensation Discussion and Analysis” section of this Circular discusses Barrick’s compensation philosophy, the objectives of the different elements of Barrick’s compensation programs, and the way performance is assessed and compensation decisions are made. Barrick’s executive compensation policies and procedures are designed to align the interests of executive officers with the short- and long-term interests of shareholders; link executive compensation to the performance of the Company and the individual; leverage performance through emphasis on variable compensation to reinforce key business imperatives and strategy; reinforce the key elements of the Company’s strategy and align the executive team with the strategy; and compensate executive officers at a level and in a manner that ensures Barrick is capable of attracting, motivating and retaining individuals with exceptional skills.

Since this vote is advisory, it will not be binding upon the Board. However, the Board and, in particular, the Compensation Committee will consider the outcome of the vote as part of its ongoing review of executive compensation.

The Board of Directors recommends a vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

PART THREE — STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following outlines Barrick’s current corporate governance practices with respect to the various matters addressed by National Policy 58-201 — Corporate Governance Guidelines (the “Canadian Guidelines”) and National Instrument 58-101 — Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”). Although, as a regulatory matter, the majority of the NYSE Standards are not directly applicable to Barrick as a Canadian company, Barrick has implemented a number of governance structures and procedures to comply with the requirements of the NYSE Standards. There are no significant differences between Barrick’s corporate governance practices and the NYSE Standards applicable to U.S. companies.

Constitution of the Board of Directors

As of March 1, 2011, the Board of Directors is comprised of 14 directors. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance and oversight of an international corporation in the mining industry. It is proposed that 14 directors be elected at the Meeting. Mr. Marshall Cohen, who has been a director since 1988, will retire from the Board immediately prior to the Meeting. Dr. Dambisa Moyo is proposed for election as a new director at the Meeting.

Consistent with the NYSE Standards and National Instrument 58-101, to be considered “independent” the Board of Directors must make an affirmative determination, by a resolution of the Board as a whole, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder or officer of another entity that has a relationship with the Company). In each case, the Board broadly considers all relevant facts and circumstances.

Generally, a director will not be deemed to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)	the director, or an immediate family member, has been within the last three years (but no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)	an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice;

(g)	a director, or an immediate family member, received more than Cdn$75,000 annually in direct compensation from the Company within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)	a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on that company’s compensation committee; or

(i)	a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to or received payments from the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home.

A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues.

In addition to the independence requirements set forth above, Barrick’s Code of Business Conduct and Ethics and Corporate Governance Guidelines and the Business Corporations Act (Ontario) specifically address conflict of interest situations involving directors. Pursuant to Barrick’s Code of Business Conduct and Ethics, all Barrick directors are required to act in the best interests of Barrick and to avoid conflicts of interest. Directors may not use their position at Barrick to obtain any improper benefit for themselves. Barrick directors may not serve as officers or directors of, or work as employees of, a competitor, or potential or actual business partner of Barrick without the prior written approval of Barrick’s Chief Executive Officer or General Counsel. Pursuant to Barrick’s Corporate Governance Guidelines, directors are required to advise the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Section 132 of the Business Corporations Act (Ontario) addresses conflicts of interest of a director of an Ontario corporation such as Barrick. Among other things, the Business Corporations Act (Ontario) provides that a director of a corporation who (a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Such a director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless the contract or transaction relates to the director’s remuneration as a director or indemnity or insurance for services as a director, or is with an affiliate.

With the assistance of the Corporate Governance and Nominating Committee, the Board of Directors has considered the relationship to Barrick of each of the nominees for election by the shareholders and has determined that 8 of the 14 individuals nominated for election as directors at the Meeting are independent (H.L. Beck, D.J. Carty, G. Cisneros, P.A. Crossgrove, R.M. Franklin, J.B. Harvey, D. Moyo and S.J. Shapiro). Four of the individuals who are considered non-independent are officers or employees of Barrick (C.W.D. Birchall, B. Mulroney, P. Munk and A.W. Regent). One individual who is considered non-independent (A. Munk) is a member of the Chairman’s family. One individual who is considered non-independent (N.P. Rothschild) has received compensation from Barrick in his capacity as a member of

Barrick’s International Advisory Board within the past three years. The following table sets out the relationship of director nominees to the Company.

Independence Status of Director Nominees

Not
Name	Management	Independent	Independent	Reason for Not Independent Status

Howard L. Beck		✓
William Birchall	✓		✓	Vice Chairman
Donald J. Carty		✓
Gustavo Cisneros		✓
Peter A. Crossgrove		✓
Robert M. Franklin		✓
J. Brett Harvey		✓
Dambisa Moyo		✓
Brian Mulroney	✓		✓	Chairman of Barrick’s International Advisory Board
Anthony Munk			✓	Member of the Chairman’s family
Peter Munk	✓		✓	Chairman of the Board of Directors
Aaron W. Regent	✓		✓	President and Chief Executive Officer
Nathaniel P. Rothschild			✓	Received compensation as a Member of Barrick’s International Advisory Board within past three years
Steven J. Shapiro		✓

For a list of other principal directorships held by each of the nominees for election at the Meeting, see “Business of the Meeting — Election of Directors — Nominees for Election as Directors”.

Interlocking Relationships

The following table lists the Barrick directors who served together on a board of directors of another publicly-traded company as at March 1, 2011:

Company	Director	Committees Served

Vallar PLC	Nathaniel P. Rothschild	None
	Steven J. Shapiro	Audit Committee Conflicts Committee (Chair)

Functioning of the Board of Directors

Barrick has an experienced Board of Directors that has made a significant contribution to Barrick’s success. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of Barrick, and that there are sufficient systems and procedures in place to allow the Board to function independently of management. The Board holds scheduled sessions at each regular meeting of the Board in which the independent directors meet in the absence of the non-independent directors and management. The independent sessions are presided over by the Lead Director. Five independent sessions were held during 2010. Mr. Robert Franklin has been the Lead Director since May 6, 2008. The Lead Director was elected by the independent directors to preside at the independent sessions and to perform such other duties as the Board may determine. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors, and assists in maintaining and enhancing the quality of the Company’s corporate governance.

The Board of Directors is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule A to this Circular.

In order to delineate the roles and responsibilities of the Chairman of the Board and the Chief Executive Officer, the Board has also adopted written position descriptions for each of these positions. The responsibilities of the Chairman of the Board include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning, and ensuring that Board functions are effectively carried out. The responsibilities of the Chief Executive Officer include, subject to the oversight of the Board, general supervision of the business of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

The Board has adopted an annual process to evaluate the functioning and effectiveness of the Board, the Committees of the Board and individual directors. As part of such process, Mr. Robert Franklin, as Lead Director, conducted interviews with each of the members of the Board using an evaluation questionnaire relating to the performance and effectiveness of the Board and the relevant Committees on which the Board member sits. The interview covered matters such as the operation of the Board and its Committees, the adequacy of information provided to directors, Board oversight and effectiveness, the Board’s role in evaluating the compensation of management and strategic direction and process. The results of the interviews were reported by the Lead Director to the Corporate Governance and Nominating Committee and to the full Board.

New members of the Board of Directors are provided with the necessary information about the role of the Board of Directors and its Committees and about Barrick, its business and the factors that affect its performance by management and by other members of the Board. In addition, the Board and the Committees receive updates as necessary with respect to applicable regulatory or other requirements relating to the role and responsibilities of directors, the Board or the relevant Committee. As part of the continuing education of directors, the Board and the Committees also receive regular presentations from management relating to specific aspects of the Company’s business.

In 2010, the Board received presentations from management on various subjects, including Barrick’s key development projects, financial risk management programs and corporate development and exploration strategies and activities.

Action by the Board of Directors or Committees may be taken at a regularly held meeting or at a meeting held by conference call or by written consent. There were five regularly scheduled meetings and one special meeting of the Board of Directors during 2010. For the record of attendance at Board and Committee meetings of the nominees for election as directors at the Meeting, see “Business of the Meeting — Election of Directors — Nominees for Election as Directors” beginning on page 5.

Committees of the Board

The Board of Directors has established five Committees, all of which have written mandates. Such mandates include a description of the role and responsibilities of the Chairman of the Committee, which include presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and leading the Committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate. A copy of the mandate for each of the Committees is posted on Barrick’s website at www.barrick.com.

Audit Committee

The mandate of the Audit Committee requires all members of the Committee to be independent. The purpose of the Audit Committee is to assist the Board in its oversight of: the integrity of Barrick’s financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company’s internal controls over financial reporting; compliance with legal and regulatory requirements relevant to Barrick’s financial statements; the external auditors’ qualifications and independence; and the performance of the internal audit function and the external auditors.

The Committee is responsible for retaining and terminating, and/or making recommendations to the Board and the shareholders relating to the retention or termination of the external auditors and communicating to them that they are ultimately accountable to the Committee and the Board as the representatives of the shareholders. The Committee also reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management’s response, approves all audit engagement fees and terms and pre-approves all permitted non-audit services to be performed by the external auditors. The Committee reviews and recommends to the Board for approval the Company’s annual and quarterly financial statements and related management’s discussion and analysis and discusses with management the Company’s earnings press releases, as well as the type of financial information and earnings guidance (if any). The Committee reviews and discusses with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting and the responsibilities and effectiveness of the Company’s internal audit function. The Committee also discusses with management the Company’s processes with respect to risk assessment and risk management as they relate to internal controls over financial reporting. The Committee reviews and discusses with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance. In addition, in 2010, the Audit Committee received presentations from management on various subjects, including the Company’s conversion to International Financial Reporting Standards and the implementation of financial reporting standards and procedures at African Barrick Gold plc.

The Committee has direct communication channels with the Company’s internal and external auditors. All of the members of the Committee are financially literate and at least one member has accounting or related financial management expertise. The Board has determined that Mr. Steven Shapiro, a member of the Committee, is an “audit committee financial expert” as defined by SEC rules. The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Committee and Board of Directors who do not carry this designation. Other members of the Committee are also experienced audit committee members and may qualify as “audit committee financial experts”, however, the Board has only made the specific determination in respect of Mr. Shapiro.

The Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com. The Committee has set a hiring policy for employees or former employees of the external auditors. Under the hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in or established pursuant to Section 206 of the Sarbanes-Oxley Act of 2002.

The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets separately with each of management, the head of internal audit and the external auditors and separately as a committee. The mandate of the Committee grants it sole authority to retain and terminate legal, accounting or other advisors to the Committee, including sole authority to approve the advisors’ fees and other retention terms. The Committee’s mandate also requires the Committee to evaluate the functioning of the Committee on an annual basis. The Committee also reviews its mandate annually.

The Audit Committee is comprised entirely of independent directors (D.J. Carty, P.A. Crossgrove, R.M. Franklin and S.J. Shapiro). There were six meetings of the Audit Committee in 2010. All of the members of the Committee attended all of the meetings held in 2010, except Mr. Carty attended five out of six meetings.

The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. No member of the Audit Committee currently serves on the audit committee of more than three publicly-traded companies.

For additional information regarding the Committee, including the text of the Committee’s mandate which is also posted on Barrick’s website at www.barrick.com, please refer to the “Audit Committee” section of the Company’s Annual Information Form.

Compensation Committee

The mandate of the Compensation Committee requires all members of the Committee to be independent and provides that no more than one-third of the Committee’s members may be active chief executive officers with any publicly-traded entity. In addition, the Company’s Chief Executive Officer is not involved in decisions related to appointments of Compensation Committee members.

The purpose of the Compensation Committee is to assist the Board in monitoring, reviewing and approving Barrick’s compensation policies and practices and administering Barrick’s share compensation plans. The Committee reviews and makes recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommends to the Board the compensation level of the Chief Executive Officer based on this evaluation. The Committee is also responsible for reviewing and making recommendations to the Board with respect to director and senior management compensation and succession planning for the Chief Executive Officer and other senior executives. When granting stock options, the Committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the specific provisions of the plan and the approval of the Board of Directors. The Committee reviews the remuneration of the directors from time to time to ensure that it properly reflects the responsibilities associated with being an effective director.

The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets in the absence of management. The mandate of the Committee grants it sole authority to retain and terminate legal or other advisors to the Committee, including compensation consultants, including sole authority to approve the advisors’ fees and other retention terms. As provided in the Committee’s mandate, the Chair of the Committee must pre-approve any services provided by any compensation consultants to the Company so as to ensure the independence of the consultant to the Committee is not compromised. While the Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Committee alone and may reflect factors and considerations that may differ from the information and recommendations provided by the compensation consultant. The Committee’s mandate requires the Committee to evaluate the functioning of the Committee on an annual basis. The Committee also reviews its mandate annually.

In addition, in 2010, the Committee adopted an advisory vote on executive compensation approach in respect of the 2011 annual shareholder meeting. The Committee also approved the adoption of a policy prohibiting directors and officers from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of Barrick equity securities that are held directly or indirectly by them or granted as compensation to them and reviewed and approved new change of control agreements for certain executive officers. In 2010, the Committee received various presentations from its independent compensation consultant, as well as management, including on management succession planning and governance and regulatory developments. For a summary of the Compensation Committee’s key activities for 2010, see “Report on Executive Compensation — Composition and Role of the Compensation Committee” on page 28.

The Compensation Committee is comprised entirely of independent directors (D.J. Carty, M.A. Cohen, J.B. Harvey and S.J. Shapiro). Only Mr. Harvey is an active chief executive officer of a publicly-traded entity, being Chairman, President and Chief Executive Officer of CONSOL Energy Inc. Mr. P.C. Godsoe was a member of the Committee until his retirement from the Board on April 28, 2010. Mr. Cohen will retire from the Board immediately prior to the Meeting. There were seven meetings of the Compensation Committee in 2010. All of the members of the Committee attended all of the meetings held in 2010 while they were members, except Mr. Shapiro attended six out of seven meetings.

Corporate Governance and Nominating Committee

The mandate of the Corporate Governance and Nominating Committee requires all members of the Committee to be independent. The purpose of the Corporate Governance and Nominating Committee is to assist the Board in establishing Barrick’s corporate governance policies and practices generally, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees, evaluating the functioning of the Board and its Committees on an annual basis, and to make recommendations to the Board of Directors as appropriate. The Committee’s mandate provides that in considering nominees to the Board of Directors, the Committee shall consider the current composition of the Board and assess the ability of candidates to contribute to the effective oversight of the management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that are appropriate and beneficial to Barrick. The Committee is also responsible for Barrick’s response to the Canadian Guidelines and the NYSE Standards and for reviewing and approving the annual disclosure relating to such guidelines and standards. The Committee holds regular in camera sessions following regularly scheduled Committee meetings, during which the members of the Committee meet in the absence of management. The Committee’s mandate grants it sole authority to retain and terminate legal or other advisors to the Committee, including any search firm to be used to identify candidates for nomination as directors, including sole authority to approve the search firm’s fees and other retention terms. The Committee’s mandate requires the Committee to evaluate the functioning of the Committee on an annual basis. The Committee also reviews its mandate annually.

The Committee identifies candidates for appointment as independent directors, both through individuals known to the Committee or other members of the Board and with the assistance of an external search firm. The Committee reviews Barrick’s corporate governance practices and procedures, oversees annual evaluations of the functioning of the Board, its Committees and individual directors and reviews Barrick’s Corporate Governance Guidelines. The Committee has adopted a majority voting policy in respect of annual shareholders meetings. See “Business of the Meeting — Election of Directors — Majority Voting” on page 5.

In addition, in 2010, the Committee adopted an advisory vote on executive compensation approach in respect of the 2011 annual shareholder meeting. The Committee also approved the adoption of a policy prohibiting directors and officers from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of Barrick equity securities that are held directly or indirectly by them or granted as compensation to them. In February 2011, the Committee approved and recommended to the Board changes to the Corporate Governance Guidelines and the Committee’s mandate requiring directors to advise the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner or significant investor in the Company and to provide that service on boards or committees of other organizations must be consistent with Barrick’s conflict of interest standards. In 2010, the Committee received various presentations from management, including on governance and regulatory developments.

The Corporate Governance and Nominating Committee is comprised entirely of independent directors (M.A. Cohen, R.M. Franklin and J.B. Harvey). Mr. P.C. Godsoe was a member of the Committee until his retirement from the Board on April 28, 2010. Mr. Harvey became a member of the Committee on April 28, 2010. Mr. Cohen will retire from the Board immediately prior to the Meeting. There were two meetings of the Committee held in 2010, and all of the members of the Committee attended such meetings while they were members.

Environmental, Health and Safety Committee

The purpose of the Environmental, Health and Safety Committee is to review Barrick’s environmental, health and safety, and corporate social responsibility policies and programs; to oversee Barrick’s environmental, health and safety, and corporate social responsibility performance; to monitor current and future regulatory issues relating to environmental, health and safety matters; and to make recommendations, where appropriate, on significant matters in respect of environmental, health and safety, and corporate social responsibility matters to the Board. The Committee holds regular in camera sessions following regularly scheduled Committee meetings, during which it meets in the absence of management. The Committee’s mandate requires the Committee to evaluate the functioning of the Committee on an annual basis. The Committee also reviews its mandate annually.

In 2010, the Committee received presentations from management on the Company’s environmental performance and initiatives, reclamation and closure costs, safety and health performance and initiatives, permitting and government approvals at the Company’s projects, security matters, and corporate social responsibility programs.

The Committee is comprised of two independent directors (P.A. Crossgrove and J.B. Harvey) and two non-independent directors (C.W.D. Birchall and A.W. Regent). Mr. Regent became a member of the Committee on February 17, 2010. The fact that a majority of the members are not independent is balanced by the fact that the key recommendations of the Committee are considered by the full Board. There were four meetings of the Environmental, Health and Safety Committee during 2010, as well as a site visit to the Hemlo mine site in Marathon, Ontario. All of the members of the Committee attended all of the meetings held in 2010 while they were members.

Finance Committee

The purpose of the Finance Committee is to assist the Board in monitoring and reviewing the financial structure and investment and financial risk management programs of the Company generally and to make recommendations to the Board of Directors in respect of such matters as appropriate. The Committee holds in camera sessions following certain scheduled Committee meetings, during which it meets in the absence of management. The Committee’s mandate requires the Committee to evaluate the functioning of the committee on an annual basis. The Committee also reviews its mandate annually.

In 2010, the Committee received regular presentations from management on the gold, copper, and financial markets and the Company’s financial risk management programs and liquidity profile.

The Finance Committee is comprised of one independent director (H.L. Beck) and three non-independent directors (C.W.D. Birchall, A. Munk and N.P. Rothschild). The fact that a majority of the members are not independent is balanced by the fact that the key recommendations of the Committee are considered by the full Board of Directors. Mr. Rothschild became a member of the Committee on April 28, 2010. There were three meetings of the Finance Committee during 2010. All of the members of the Committee attended all of the meetings held in 2010 while they were members.

Corporate Governance Guidelines

The Board of Directors has adopted a set of Corporate Governance Guidelines to promote the effective functioning of the Board and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish: minimum attendance requirements for directors; minimum share ownership requirements for directors; and a retirement age for directors of 72 years (with directors serving on the Board as at January 1, 2003 being exempt). In addition to the retirement age, directors are required to tender their resignation for consideration by the Corporate Governance and Nominating Committee and the Board upon the occurrence of certain events such as a failure to meet minimum attendance requirements, a change in principal occupation or country of residence, or any other change in personal or professional circumstances that might reasonably be perceived as adversely affecting the director’s ability to effectively serve as a director of Barrick. Directors are permitted to serve as directors on boards of other organizations so long as such directorships do not create a conflict of interest with their duties as a director. Directors are required to advise the

Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards. A copy of the Corporate Governance Guidelines is posted on Barrick’s website at www.barrick.com and a shareholder may request a printed copy.

Barrick’s Corporate Governance Guidelines require that directors make every effort to attend the annual meeting of shareholders. All 14 directors attended the 2010 annual meeting of shareholders.

Code of Business Conduct and Ethics

Barrick has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of Barrick. The Code addresses, among other things: conflicts of interest; compliance with laws and regulations; financial controls and records; corporate opportunities; protection and proper use of Company assets; confidentiality; and fair dealing. In conjunction with the adoption of the Code, Barrick has established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters.

Any waivers of the Code of Business Conduct and Ethics may generally only be granted by the Chief Executive Officer or the General Counsel. However, any waiver of the Code for directors or executive officers may only be granted by the Board of Directors or a Committee of the Board and will be disclosed to shareholders as required by applicable laws. No waivers of the Code have been granted.

The Code of Business Conduct and Ethics was developed in consultation with the Corporate Governance and Nominating Committee. The Audit Committee exercises oversight with respect to the Code and receives periodic reports from management with respect to any reports of alleged violations of the Code. Supervisory and administrative employees are required to complete an annual certification confirming that they understand and agree to abide by the requirements of the Code, that they are in compliance with the requirements of the Code, and that they are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management. Barrick has also implemented an on-line component to its Code of Business Conduct and Ethics training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

A copy of the Code of Business Conduct and Ethics is posted on Barrick’s website at www.barrick.com and a shareholder may request a printed copy.

Shareholder Communications

Barrick has procedures in place to provide for effective communications with its shareholders. Barrick’s management includes an investor relations department with individuals experienced in, and dedicated to, working closely with members of the investment community, institutional investors and individual shareholders, and the Company has procedures in place to obtain and appropriately deal with feedback from its shareholders. In addition, the Company has adopted a Disclosure Policy that confirms its commitment to providing timely, factual and accurate disclosure of material information about the Company to its shareholders, the financial community, and the public.

Shareholders and other interested parties may communicate directly with the Lead Director or the Chairman of the Corporate Governance and Nominating Committee by sending correspondence, marked to the attention of the Lead Director or the Chairman of the Corporate Governance and Nominating Committee, care of the Secretary at the address of the Company set out at the beginning of this Circular.

International Advisory Board

As Barrick’s activities expanded internationally, the Board of Directors determined in 1995 that the Company would benefit from the participation of certain additional senior members of the global business and political communities.

Barrick has established an International Advisory Board to provide advice as required to the Board of Directors and management on geo-political and other strategic issues affecting the Company. The International Advisory Board meets approximately once per year, and its members make themselves available regularly for consultation and assistance with specific matters. The current members of the International Advisory Board are set forth in Barrick’s 2010 Annual Report.

PART FOUR — REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

The Compensation Committee reviews Barrick’s non-management director compensation arrangements each year to ensure that they are reasonable in light of the time commitments required from directors and to align directors’ interests with those of shareholders. With the exception of adding a retainer for the Lead Director in 2008, no changes have been made to the program since 2007 when a full competitive review was last conducted. It is anticipated that a full review will be completed in 2011. Directors who are not officers or employees of Barrick or any of its subsidiaries are compensated for their services as directors through various retainers. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of Barrick.

Remuneration

In 2010, non-management directors received the following annual remuneration for their services as directors:

Director retainer	$165,000 per year
Audit Committee chair retainer	$20,000 per year
Other Committee chair retainer	$10,000 per year
Audit Committee member retainer	$3,000 per year
Lead Director retainer	$30,000 per year

In 2010, Messrs. Birchall, Mulroney, Peter Munk and Regent received compensation as officers or employees of the Company and did not receive additional compensation for their service as directors.

Directors’ Equity Awards

     Deferred Share Unit Plan

Pursuant to Barrick’s Directors’ Deferred Share Unit Plan, directors are required to receive a portion of their annual retainer in the form of Deferred Share Units (“DSUs”). The purpose of the DSU Plan is to assist the Company in attracting, retaining and motivating qualified individuals to serve as members of the Board and to promote a greater alignment of interests between eligible directors and our shareholders. DSUs are a bookkeeping entry, with each DSU having the same value as a Barrick Common Share. Directors are required to receive 55% of their $165,000 annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. DSUs vest immediately upon grant, but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick Common Shares.

     Directors’ Stock Options

Non-management directors of the Company have not received options to acquire Barrick Common Shares since May 2003. The Stock Option Plan (2004) specifically excludes non-management directors from receiving options under that plan. Messrs. Birchall, Mulroney, Peter Munk, and Regent received compensation as officers or employees of Barrick and were eligible to participate in the Company’s stock option plans. Messrs. Cisneros and Rothschild received options in their capacity as members of the International Advisory Board prior to their becoming members of the Board. Stock options do not count toward directors’ share ownership requirements outlined under “Share Ownership Requirement”.

Individual Director Compensation

The following table shows the amounts, before withholdings, that each director received in cash and DSUs for his services as a director during 2010.

Director Compensation Table
Year Ended December 31, 2010

				Non-Equity
		Share-	Option-	Incentive
	Fees	Based	Based	Plan	Pension	All Other	Total
Name(1)	Earned(2)	Awards(2)	Awards	Compensation	Value	Compensation	Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Howard L. Beck	$74,250	$90,750	Nil	Nil	Nil	Nil	$165,000
William Birchall(3)	Nil	Nil	Nil	Nil	Nil	$490,210	$490,210
Donald J. Carty(4)	$87,250	$90,750	Nil	Nil	Nil	Nil	$178,000
Gustavo Cisneros	$74,250	$90,750	Nil	Nil	Nil	Nil	$165,000
Marshall A. Cohen(5)	$84,250	$90,750	Nil	Nil	Nil	Nil	$175,000
Peter A. Crossgrove(6)	$87,250	$90,750	Nil	Nil	Nil	Nil	$178,000
Robert M. Franklin(7)	$107,250	$90,750	Nil	Nil	Nil	Nil	$198,000
Peter C. Godsoe(8)	$12,239	$41,250	Nil	Nil	Nil	Nil	$53,489
J. Brett Harvey	$74,250	$90,750	Nil	Nil	Nil	Nil	$165,000
Brian Mulroney(9)	Nil	Nil	Nil	Nil	Nil	$686,518	$686,518
Anthony Munk	$74,250	$90,750	Nil	Nil	Nil	Nil	$165,000
Nathaniel P. Rothschild(10)	$50,180	$61,331	Nil	Nil	Nil	Nil	$111,511
Steven J. Shapiro(11)	$94,250	$90,750	Nil	Nil	Nil	Nil	$185,000

(1)	Compensation for Messrs. Peter Munk and Regent is disclosed in the “Summary Compensation Table” for Named Executive Officers on page 47.

(2)	Pursuant to the Directors’ Deferred Share Unit Plan, 55% of the 2010 Board retainer was required to be paid in DSUs, with the option to elect to receive 100% of the retainer in DSUs. Messrs. Beck, Carty, Cisneros, Cohen, Anthony Munk and Rothschild elected to receive 100% of the retainer in DSUs; accordingly, $74,250 of the amount shown in column (b) for these directors was earned in cash, but paid in DSUs. See the director table entitled “Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2010” for the total value realized upon vesting of the DSUs awarded to directors for their services as directors in 2010.

(3)	Mr. Birchall received a salary ($485,484) and a parking benefit ($4,726) as Vice Chairman of Barrick as disclosed under “All Other Compensation” in the table above. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for 2010 (1.0299).

(4)	Mr. Carty received a fee of $10,000 for his role as Chairman of the Compensation Committee and $3,000 for his membership on the Audit Committee.

(5)	Mr. Cohen received a fee of $10,000 for his role as Chairman of the Corporate Governance Committee.

(6)	Mr. Crossgrove received a fee of $10,000 for his role as Chairman of the Environmental, Health and Safety Committee and $3,000 for his membership on the Audit Committee.

(7)	Mr. Franklin received a fee of $30,000 for his role as Lead Director and $3,000 for his membership on the Audit Committee.

(8)	Mr. Godsoe retired from the Board on April 28, 2010. For his services as a director from January 1, 2010 to April 28, 2010, Mr. Godsoe received $41,250 in the form of DSUs and $12,239 in cash.

(9)	Mr. Mulroney is also employed as Chairman of Barrick’s International Advisory Board. Mr. Mulroney also acts as an ambassador for Barrick and advances Barrick’s interests in various areas, including North America, South America, Africa and Asia. In his capacity as Chairman of the International Advisory Board during 2010, Mr. Mulroney received an annual salary ($343,000), a bonus ($300,000) and perquisites including a car lease ($9,466), payments to Cansult Communications for secretarial and other office services ($24,342) and payments to personnel for work with Barrick’s International Advisory Board ($9,710) as disclosed under “All Other Compensation” in the table above. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for 2010 (1.0299). Mr. Mulroney is also a partner of Ogilvy Renault, Montréal, Québec, a law firm which from time to time provides legal services to Barrick.

(10)	Mr. Rothschild joined the Board on April 28, 2010.

(11)	Mr. Shapiro received a fee of $20,000 for his role as Chairman of the Audit Committee.

The following table provides information for all stock option awards and unvested share-based awards outstanding as at December 31, 2010 for directors other than Messrs. Peter Munk and Regent, whose awards are disclosed in the “Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards” table for Named Executive Officers on page 51. Options were granted to Mr. Birchall and Mr. Mulroney in their capacity as officers and employees of Barrick and to Mr. Cisneros and Mr. Rothschild, prior to their being elected as Directors, in their capacity as members of the International Advisory Board.

Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards
Year Ended December 31, 2010

	Option-Based Awards(1)				Share-Based Awards(2)
				Value of
	Number of			Unexercised	Number of
	Securities			In-the-Money	Shares or Units	Market or Payout
	Underlying	Option	Option	Options or	of Shares that	Value of Share
	Unexercised	Exercise	Expiration	Similar	have not	Awards that have
Name	Options	Price(3)	Date	Instruments(4)	Vested	not Vested
(a)	(b)	(c)	(d)	(e)	(f)	(g)

William Birchall
Options: 07/30/2008 grant date	200,000	$42.58	7/29/2015	$2,120,000
Total	200,000			$2,120,000	Nil	Nil

Gustavo Cisneros
Options: 5/2/2003 grant date	100,000	$21.10	5/1/2013	$3,230,840
Total	100,000			$3,230,840	Nil	Nil

Brian Mulroney
Options: 12/8/2003 grant date	25,000	$28.28	12/7/2013	$628,210
Options: 12/7/2004 grant date	44,900	$23.80	12/6/2011	$1,319,162
Total	69,900			$1,947,372	Nil	Nil

Nathaniel P. Rothschild
Options: 07/30/2008 grant date	50,000	$42.58	7/29/2015	$530,000
Total	50,000			$530,000	Nil	Nil

(1)	The amounts shown in the table above for each of the directors as at December 31, 2010 include each stock option outstanding. Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(2)	Non-management directors are also awarded DSUs, which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2010” table below for information on the DSUs awarded to directors in 2010.

(3)	The exercise price is the closing price of Barrick Common Shares on the day immediately prior to the grant date. For options denominated in Canadian dollars (2003 grants), the exercise price reflects the closing price of Barrick Common Shares on the Toronto Stock Exchange converted to U.S. dollars using the Bank of Canada noon rate on the applicable grant date.

(4)	For options denominated in U.S. dollars (grants from 2004 to 2010), the closing share price used to value the options is based on the closing price of Barrick Common Shares on the New York Stock Exchange as at December 31, 2010 ($53.18 per share). For options denominated in Canadian dollars (grants prior to 2004), the closing price used to value the options is based on the closing price of Barrick Common Shares on the Toronto Stock Exchange as at December 31, 2010, (Cdn$53.12 per share), converted to U.S. dollars based on the Bank of Canada noon exchange rate as at December 31, 2010 (0.9946).

The following table provides information for each of the directors (other than Messrs. Peter Munk and Regent, whose awards are disclosed in “Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2010” table for Named Executive Officers on page 52) on (1) the value that would have been realized if the options under option-based awards had been exercised on the vesting date, and (2) the value realized upon vesting of share-based awards during the year ended December 31, 2010.

Incentive Plan Awards — Value Vested or Earned
During the Year Ended December 31, 2010

	Option-Based	Share-Based	Non-equity
	Awards —	Awards —	Incentive Plan
	Value During	Value During	Compensation —
	the Year on	the Year on	Payout During
Name	Vesting(1)	Vesting(2)	the Year
(a)	(b)	(c)	(d)

Howard L. Beck	Nil	$165,000	Nil
William Birchall(3)	$0	Nil	Nil
Donald J. Carty	Nil	$165,000	Nil
Gustavo Cisneros	Nil	$165,000	Nil
Marshall A. Cohen	Nil	$165,000	Nil
Peter A. Crossgrove	Nil	$90,750	Nil
Robert M. Franklin	Nil	$90,750	Nil
Peter C. Godsoe(4)	Nil	$41,250	Nil
J. Brett Harvey	Nil	$90,750	Nil
Brian Mulroney	Nil	Nil	Nil
Anthony Munk	Nil	$165,000	Nil
Nathaniel P. Rothschild(5)	$0	$111,511	Nil
Steven J. Shapiro	Nil	$90,750	Nil

(1)	The value that would have been realized from options (all are denominated in U.S. dollars) on vesting is determined by multiplying the fraction of each option grant that vested on July 30, 2010 by the difference between the closing price of Barrick Common Shares on the New York Stock Exchange on the date of vesting and the exercise price of the option. The exercise price is the higher of the closing price of Barrick Common Shares on the day before the date of grant and the closing price of Barrick Common Shares on the first business day following the expiry of the trading blackout period.

(2)	The figures shown represent all DSUs awarded and vested in 2010. Messrs. Beck, Carty, Cisneros, Cohen, Anthony Munk, and Rothschild elected to receive 100% of the Board retainer in DSUs while Messrs. Crossgrove, Franklin, Harvey, and Shapiro elected to receive the mandated portion of the Board retainer (55%) in DSUs. The value of DSUs that vested in 2010 (all of which were denominated in U.S. dollars) is determined by multiplying the number of DSUs that vested by the closing price of Barrick Common Shares on the New York Stock Exchange on the date of vesting.

(3)	50,000 of Mr. Birchall’s 200,000 options granted in 2008 became exercisable on July 30, 2010. Because the closing price of Barrick Common Shares on the New York Stock Exchange on July 30, 2010 ($41.10) was less than the $42.58 exercise price of the options, the options would not have had any value if they had been exercised on the day they became exercisable.

(4)	Mr. Godsoe retired from the Board on April 28, 2010.

(5)	Mr. Rothschild joined the Board on April 28, 2010. 12,500 of Mr. Rothschild’s 50,000 options granted in 2008 became exercisable on July 30, 2010. Because the closing price of Barrick Common Shares on the New York Stock Exchange on July 30, 2010 ($41.10) was less than the $42.58 exercise price of the options, the options would not have had any value if they had been exercised on the day they became exercisable.

Share Ownership Requirement

Barrick has a minimum share ownership requirement for directors, under which directors are required to own Barrick Common Shares or DSUs having a value established by the Board. The Board of Directors approved an increase in the previous minimum share ownership requirement of $250,000 in February 2010. Under the current requirement, directors are required to own Barrick Common Shares or DSUs having a value equivalent to at least $500,000, being approximately three times the annual director retainer paid to non-management directors, to be achieved by the later of (a) December 31, 2010 or (b) five years from the date the individual became a director.

All of Barrick’s directors met the new minimum share ownership requirement as at December 31, 2010. The table below sets forth, as at December 31, 2010, the number of Barrick Common Shares owned by each director, the number of DSUs and RSUs held by each director, the change from December 31, 2009 to December 31, 2010, and the value of each director’s holdings as a multiplier of the annual director retainer where applicable and as a multiple of the applicable ownership requirement. The total value of Barrick Common Shares, DSUs and RSUs is the amount each director has at stake in the Company as at December 31, 2010.

				Total						Share
		Number		Number of	Total Value of	Number	Total Value of			Ownership as
		of	Number	Common	Common Shares	of RSUs	RSUs Subject	Value as		Multiple of
		Common	of	Shares	and DSUs(2)	Subject	to Vesting(2)	Multiple of		Requirement
Director	Year	Shares	DSUs(1)	and DSUs	($)	to Vesting	($)	Retainer		Met (✓)
(a)	(b)	(c)	(d)	(e)	(g)	(f)	(h)	(i)		(j)

Howard L. Beck	2010	169,144	28,108	197,252	$10,489,861	—	—	63.6	x	21.0	x
	2009	139,144	24,182	163,326		—				(✓	)
	Change	30,000	3,926	33,926		—
William Birchall(3)	2010	150,000	3,961	153,961	$8,187,646	—	—	N/A		16.4	x
	2009	150,000	3,923	153,923		—				(✓	)
	Change	—	38	38		—
Donald J. Carty	2010	10,000	20,020	30,020	$1,596,464	—	—	9.7	x	3.2	x
	2009	10,000	16,172	26,172		—				(✓	)
	Change	—	3,848	3,848		—
Gustavo Cisneros	2010	—	27,756	27,756	$1,476,064	—	—	8.9	x	3.0	x
	2009	—	23,834	23,834		—				(✓	)
	Change	—	3,922	3,922		—
Marshall A. Cohen	2010	4,000	28,108	32,108	$1,707,503	—	—	10.3	x	3.4	x
	2009	4,000	24,182	28,182		—				(✓	)
	Change	—	3,926	3,926		—
Peter A. Crossgrove	2010	15,000	17,087	32,087	$1,706,387	—	—	10.3	x	3.4	x
	2009	15,000	13,267	28,267		—				(✓	)
	Change	—	3,820	3,820		—
Robert M. Franklin	2010	35,958	10,896	46,854	$2,491,696	—	—	15.1	x	5.0	x
	2009	35,958	8,781	44,739		—				(✓	)
	Change	—	2,115	2,115		—
J. Brett Harvey	2010	5,500	11,155	16,655	$885,713	—	—	5.4	x	1.8	x
	2009	5,500	9,037	14,537		—				(✓	)
	Change	—	2,118	2,118		—
Brian Mulroney(3)	2010	20,000	—	20,000	$1,063,600	—	—	N/A		2.1	x
	2009	9,900	—	9,900		—				(✓	)
	Change	10,100	—	10,100		—
Anthony Munk	2010	5,000	17,087	22,087	$1,174,587	—	—	7.1	x	2.3	x
	2009	5,000	13,267	18,267		—				(✓	)
	Change	—	3,820	3,820		—
Peter Munk(3)	2010	1,288,500	—	1,288,500	$68,522,430	36,200	$1,925,116	N/A		140.9	x
	2009	1,750,000	—	1,750,000		—				(✓	)
	Change	(461,500)	—	(461,500)		36,200
Aaron W. Regent(3)(4)	2010	25,000	—	25,000	$1,329,500	161,391	$8,582,759	N/A		6.2	x
	2009	—	—	—		138,452				(✓	)
	Change	25,000	—	25,000		22,939
Nathaniel P. Rothschild	2010	48,000	2,314	50,314	$2,675,699	—	—	16.2	x	5.4	x
	2009	—	—	—		—				(✓	)
	Change	48,000	2,314	50,314
Steven J. Shapiro	2010	3,000	13,194	16,194	$861,197	—		5.2	x	1.7	x
	2009	3,000	11,056	14,056		—				(✓	)
	Change	—	2,138	2,138		—

(1)	The DSU Plan came into effect on July 1, 2003. Directors who are also employees of Barrick or any of its subsidiaries are not eligible to receive DSUs. Mr. Birchall was appointed Vice Chairman of Barrick on July 8, 2005. Since September 1, 2005, Mr. Birchall has not received DSUs as compensation; however additional DSUs are credited to the DSUs Mr. Birchall held prior to September 1, 2005 to reflect dividends paid on Barrick Common Shares.

(2)	The values of Barrick Common Shares, DSUs and RSUs are based on the closing price of a Barrick Common Share on the New York Stock Exchange as at December 31, 2010 ($53.18).

(3)	Messrs. Birchall, Mulroney, Peter Munk and Regent received compensation as officers or employees of Barrick and did not receive an annual retainer or other additional compensation for serving as directors.

(4)	During 2010, the share ownership requirement for Mr. Regent as President and Chief Executive Officer was increased to four times his 2010 pre-tax salary. As at December 31, 2010, Mr. Regent’s directly held shares plus RSUs subject to vesting had a value equivalent to 6.2 times his 2010 pre-tax salary. See “Report on Executive Compensation — Compensation Discussion and Analysis — Share Ownership Requirement” on page 41.

PART FIVE — REPORT ON EXECUTIVE COMPENSATION

Compensation Committee Report

As the gold industry leader, our fundamental goal is to create value for shareholders. In serving this goal, Barrick’s approach to executive compensation is designed around the following objectives:

•	Align the interests of executive officers with the short- and long-term interests of shareholders;

•	Link executive compensation to the performance of both the Company and the individual;

•	Emphasize variable compensation to reinforce pay for performance through achievement of key business imperatives and execution of strategy;

•	Reinforce the key elements of the Company’s strategy and align the executive team with the strategy; and

•	Compensate executive officers at a level and in a manner that ensures Barrick is capable of attracting, motivating and retaining exceptional talent.

The Company seeks to achieve these objectives through three key compensation components: (1) base salary, (2) annual performance incentive, and (3) long-term incentives, the sum of which equals total direct compensation. Barrick’s success ultimately requires a balance of focus on shorter-term financial and operating results and longer-term investments; therefore, the Company generally awards approximately half of target total direct compensation to executive officers in the form of long-term incentives. Additionally, approximately three quarters of the target total direct compensation is performance-based, which ties total direct compensation directly to critical business imperatives and to Company performance.

Barrick implemented an advisory vote on the Company’s approach to executive compensation at the 2010 annual shareholder meeting and an advisory vote has been included once again in the agenda for the 2011 annual shareholder meeting, as described on page 12. We also increased the share ownership requirements for the Chief Executive Officer and all Executive Vice-Presidents, as described on page 41, as well as for Directors as described on page 25. A policy prohibiting officers and directors from engaging in hedging against a decrease in the market value of Barrick shares was also introduced in 2010. During the second half of 2010, the Committee appointed a new independent executive compensation consultant, Towers Watson & Co. No other major changes were made to our approach to executive compensation or to the design of the program during 2010. During 2011, we will be undertaking a risk assessment of our compensation programs along with our regular, annual review of compensation program design. The Company intends to adopt a clawback policy. However, while the Company was considering such action, the Dodd-Frank Act was enacted in the United States, directing the SEC to issue rules requiring the NYSE, among other U.S. stock exchanges, to adopt listing standards that would require a listed company to provide for the clawback of certain compensation from executive officers in the case of an accounting restatement due to a material non-compliance with a financial reporting requirement. In order to ensure consistency, the Company intends to adopt a clawback policy once the requirements of the NYSE listing standards are finalized.

In 2010, Barrick’s overall business performance exceeded expectations and the individual performance of our top executives exceeded expectations for 2010, in support of these efforts. The 2010 annual performance incentive awards for our senior leadership team exceeded target, as discussed commencing on page 33. Long-term incentive awards for 2010 were granted towards the upper end of the applicable LTI range after taking into account the Company’s performance on an absolute and relative basis. A mid-year promotional-long-term incentive award was made to one of our Executive Vice-Presidents, as discussed on page 38. Mr. Peter Munk’s compensation was reviewed this year for the first time since 2004. After reviewing a report summarizing competitive compensation arrangements for comparable Chair roles and considering his overall strategic contribution to the Board and Company, his salary was increased and he was awarded a grant of restricted share units.

Barrick’s approach to executive compensation is described in greater detail in the following Compensation Discussion and Analysis. We believe that our approach has been applied in a consistent manner and continues to support our goal of creating significant value for our shareholders.

Respectfully submitted by the Compensation Committee on behalf of the Board of Directors,

D.J. Carty (Chairman)
M.A. Cohen
J.B. Harvey
S.J. Shapiro

Composition and Role of the Compensation Committee

The members of the Compensation Committee are D.J. Carty (Chairman), M.A. Cohen, J.B. Harvey, and S.J. Shapiro. None of the Compensation Committee members are or were officers or employees of Barrick or its subsidiaries, and each member of the Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101. Barrick Gold Corporation believes its Compensation Committee members have the knowledge and experience required to perform their duties effectively and make executive compensation decisions in the best interests of the Company and its shareholders. Three of the four current members have direct experience related to private sector executive compensation from their current (Mr. Harvey) or former (Messrs. Carty and Cohen) roles as chief executive officers within the private sector, while the other member has financial expertise (Mr. Shapiro). Less than one third of the current members of the Compensation Committee are currently a chief executive officer with a publicly-traded company: Mr. Harvey is currently the Chief Executive Officer of CONSOL Energy Inc. The Board is confident that the Committee collectively has the knowledge, experience and background to carry out the Committee’s mandate. The Committee will be available to answer questions at the Meeting. The Compensation Committee’s primary responsibilities include:

•	Reviewing and making recommendations to the Board of Directors with respect to Barrick’s compensation policies and practices;

•	Reviewing the compensation of the Chairman of the Board and of the Chief Executive Officer, including the determination of the number of options, RSUs, and performance restricted share units to (PRSUs) be granted, and recommending such compensation to the independent members of the Board of Directors for approval;

•	Reviewing and approving the compensation of other senior executive officers, including the determination of the number of options, RSUs, and PRSUs to be granted, after considering the recommendations of the Chief Executive Officer;

•	Reviewing and making recommendations to the Board related to succession planning with respect to the Chief Executive Officer and other senior executives;

•	Overseeing and approving Barrick’s stock option, RSU, PRSU, and directors’ deferred share unit awards;

•	Reviewing and approving corporate goals and objectives for the Chief Executive Officer’s performance;

•	Reviewing and approving the Chief Executive Officer’s recommendations regarding corporate and individual performance goals for other senior executive officers; and

•	Assessing the achievement of corporate and individual performance goals of the Chief Executive Officer and other senior executive officers at the end of each year, which determines annual performance awards for these executives.

The Compensation Committee bases its recommendations on Barrick’s established policies, as well as on the performance of each individual and performance of the Company. The Chief Executive Officer provides input to the Compensation Committee with respect to the compensation of his direct reports. The Chief Executive Officer also recommends to the Compensation Committee corporate and individual performance goals for his direct reports at the start of the year. He then provides input for the Compensation Committee to consider regarding the achievement of those goals at the end of the year and recommends compensation awards based on the level of achievement.

Talent management, development and succession plans exist for all leadership roles from the Chief Executive Officer to the superintendent level at mine sites. These plans are updated annually through a review process carried out by Barrick management, after which the succession plans for senior management are presented to the Compensation Committee.

The table below summarizes the Compensation Committee’s key activities during 2010:

2010 Compensation Committee Key Activities

Meeting	Compensation Committee Key Activities

February 3, 2010	• Review and approve increases to the executive share ownership guidelines
• Review and approve new change-in-control agreement terms and conditions
• Review and approve the statement on executive compensation to be included in the 2010 management proxy circular
• Review and approve changes to Compensation Committee mandate

April 27, 2010	• Review of the 2010 executive compensation program design and individual performance objectives for 2010
• Review and approve peer group companies

June 7, 2010	• Review and approve organizational changes

July 28, 2010	• Decision to tender the Committee’s independent executive compensation consultant
• Review and approval of long-term incentive grants to promoted and high potential employees

October 26, 2010	• Appoint Towers Watson & Co. (“Towers Watson”) as the Committee’s independent executive compensation consultant
• Review of a competitive assessment of the executive compensation pay levels, including pay and performance analyses of Barrick and comparator groups
• Discuss executive leadership succession planning with input from the Chief Executive Officer and Human Resources
• Confirm adoption of say-on-pay shareholder advisory vote in connection with the Company’s 2011 annual meeting of shareholders

Meeting	Compensation Committee Key Activities

• Review potential implications of the U.S. Dodd-Frank Act on executive compensation
• Approve and recommend to Board a policy prohibiting officers and directors from engaging in hedging against decreases in market value of Barrick equity securities

December 7 and 8, 2010	• Review 2010 individual performance, forecast 2010 corporate financial and operating performance results, and pay recommendations for executive officers

• Approve and recommend to Board 2011 salary increases, annual incentive payouts for 2010, and long-term incentive grants for 2010, including a special long-term incentive grant to the Chairman for 2010

• Review preliminary report on executive compensation to be included in the 2011 management proxy circular

Ongoing	• Review trends and best practices in executive compensation including regulatory, legislative and governance considerations
• In-camera sessions for all regularly scheduled meetings

Compensation Discussion and Analysis

The Compensation Discussion and Analysis (CD&A) describes Barrick’s compensation policies and practices for its executive officers in 2010, including the following Named Executive Officers:

Aaron W. Regent	President and Chief Executive Officer
Peter Munk	Chairman
Peter J. Kinver	Executive Vice-President and Chief Operating Officer
Jamie C. Sokalsky	Executive Vice-President and Chief Financial Officer
Kelvin P.M. Dushnisky	Executive Vice-President, Corporate and Legal Affairs

Benchmarking

It is the Company’s intention to provide competitive total compensation packages to executive officers in order to ensure senior talent is retained and engaged. The target compensation positioning is median against the mining peer group. While the median and 75th percentile competitive compensation data is referenced when pay decisions are being made for the Named Executive Officers, this competitive data is used as general guidance. Actual positioning for select senior executives including the Named Executive Officers may be higher than median due to the critical nature of their role and overall importance in executing Barrick’s business strategy, the overall economic climate and business environment, the intense competition for executive talent in the mining industry, the criticality of the incumbent’s role, and internal equity. Barrick’s executive compensation program provides the opportunity for top quartile actual pay when both individual and company performance is exceptional.

The Committee’s compensation consultant (see “— Compensation Consultant Advice” below) reviews the mining peer group annually with the Committee to ensure that it remains appropriate and reflective of the companies with which Barrick competes for talent and/or capital. The criteria for the mining peer group review are selected to ensure that the peers are similar to Barrick in size, scope, and complexity of operations. These criteria include:

•	Gold and/or diversified metals mining companies with a concentration in exploration, development, and mining/production;

•	Market capitalization ranging from approximately one-third to three times that of Barrick; and

•	Global reach beyond a company’s home country with operations, in most cases, in several countries and at least two other continents.

The composition of the mining peer group in 2010 is listed below. The mining peer group reflects the fact that while Barrick competes with other gold companies for such things as shareholders, capital and mineral properties, the Company also competes with the broader mining industry for experienced executives.

			Market
		Revenue	Capitalization	Assets
		(Billions)	(Billions)	(Billions)
		(Most Recently	(Dec. 31,	(Most Recently
Company	Country	Disclosed FYE)	2010)	Disclosed FYE)

Anglo American plc	United Kingdom	$28.0	$68.8	$66.7
AngloGold Ashanti Ltd.(1)	South Africa	$5.9	$19.0	$9.5
BHP Billiton Ltd.	Australia	$53.1	$257.5	$88.9
Cameco Corp.	Canada	$2.1	$16.0	$7.7
Freeport-McMoRan Copper & Gold Inc.	United States	$19.0	$56.6	$29.4
Goldcorp Inc.	Canada	$3.8	$33.9	$28.8
Gold Fields Ltd.(1)	South Africa	$4.1	$13.2	$8.9
Kinross Gold Corporation(1)	Canada	$3.0	$21.5	$16.4
Newmont Mining Corp.	United States	$9.5	$30.3	$25.7
Peabody Energy Corp.	United States	$6.9	$17.3	$11.4
Rio Tinto Ltd.	Australia	$56.6	$171.6	$112.4
Teck Resources Limited	Canada	$9.4	$36.7	$29.4
Xstrata plc	Switzerland	$30.5	$69.7	$69.7
Statistical Distribution
25th Percentile		$4.0	$18.1	$10.4
Median		$9.4	$33.9	$28.8
75th Percentile		$29.2	$69.2	$68.2
Barrick Gold Corporation		$10.9	$52.4	$33.3

(1)	These companies were added to the mining peer group for the 2010 review following a study conducted by the Committee executive compensation consultant

Three gold companies were added to the mining peer group in 2010 to increase the robustness of the sample: AngloGold Ashanti Ltd., Gold Fields Ltd. and Kinross Gold Corporation. The decision to include, keep or eliminate a company from the mining peer group takes into account the need for year-over-year continuity of the mining peer group. For example, in 2010, five peers were outside the market capitalization range identified above (BHP Billiton plc and Rio Tinto Ltd are above the range, while Cameco Corp., Gold Fields Ltd. and Peabody Energy Corp. are below the range). These companies continue to be included in the mining peer group to maintain a sufficient number of peers, while the three smaller companies help to offset the two larger companies, thus ensuring an overall balance in the size of companies in the mining peer group. Furthermore, while Cameco Corp. and Peabody Energy Corp. are not gold or diversified metals mining companies, both companies have a concentration in exploration, development, and mining/production, they operate in several countries, their market capitalization is reasonably close to the criteria range, and, like Barrick, they are headquartered in North America.

For purposes of assessing total direct compensation levels and competitive pay practices and structure for Named Executive Officers in 2010, the Committee’s executive compensation consultant reviewed compensation data (salary, annual performance incentive, long-term incentives) extracted from publicly available proxy circulars for all thirteen peer companies in the mining peer group.

Key Changes to the Compensation Program in 2010

During 2010, Barrick implemented two key changes to its executive compensation program to further strengthen the relationship between pay and corporate performance and to further align Barrick’s program with competitive practices, as follows:

•	Modifications to the change-in-control severance arrangements to generally reduce benefit levels in the event of a termination following a change-in-control (changes took effect on February 17, 2010) as disclosed in our March 12, 2010 management proxy circular, and

•	Introduction of a policy prohibiting officers and directors from engaging in hedging against a decrease in the market value of the Company’s equity securities.

In addition, in February 2010, Barrick increased the share ownership requirements for the Chief Executive Officer and all Executive Vice-Presidents, as previously disclosed in our March 12, 2010 proxy circular.

Overview of Key Compensation Decisions Made in 2010

Salaries for 2011 for the Named Executive Officers will increase by 3% from 2010 levels, with the exception of the Chairman, Mr. Peter Munk. The Chairman’s salary was last reviewed in December 2004. After taking into consideration a competitive assessment of board chair compensation, the Board increased his 2011 salary by 50% to Cdn$1.5 million per year.

Based on achievement of above expected levels of overall performance, as well as individual assessments, annual performance incentives awarded for 2010 service were 122% of target for Mr. Regent and 132% for the other Named Executive Officers.

Barrick’s total shareholder return outperformed the market capitalization weighted average total shareholder returns of the companies in our Gold Peer Group as well as returns for gold and for the SPDR Gold Shares Exchange Traded Fund (ETF). After taking into account Barrick’s business performance, its shareholder return performance in 2010, individual performance and Barrick’s retention challenges, long-term incentive awards made in December 2010 were granted towards the higher end of the applicable range for each of the Named Executive Officers, except for Mr. Peter Munk, who does not have a target long-term incentive award range. Mr. Peter Munk received an RSU award in December 2010 in recognition of his continued strategic contribution to the Board and to align his compensation with the competitive market. Mr. Dushnisky also received a special mid-year RSU promotional grant.

2010 Named Executive Officer Target Pay Mix
(As Percentage of Target Total Direct Compensation)

		Target Annual	Long-
Name	Base Salary	Incentive	Term Incentives(2)

Aaron W. Regent	21%	26%	53%
Peter Munk(1)	100%	0%	0%
Peter J. Kinver	23%	18%	59%
Jamie C. Sokalsky	23%	18%	59%
Kelvin P. M. Dushnisky	23%	18%	59%

(1)	Mr. Peter Munk does not have a target incentive under the annual performance incentive plan or the long-term incentive plan. His ownership in the Company (currently 1,288,500 shares) also provides a strong link to Barrick’s stock price performance.

(2)	Represents the middle of the applicable long-term incentive range.

The Company also provides executive officers (except Mr. Peter Munk) with the Retirement Plan for Designated Executives and Designated U.S. Executives of Barrick Gold Corporation in addition to other benefits and perquisites as discussed below under “— Executive Retirement Plan” and “— Other Benefits and Perquisites”.

Components of Executive Compensation

Base Salary

Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in the attraction and retention of highly qualified executives. Base salaries are reviewed annually to ensure they reflect the individual’s expertise and performance in fulfilling his or her role and responsibilities, and to remain externally competitive. The year-over-year changes to the base salaries of the Named Executive Officers applicable on December of each year are illustrated in the following table:

	December 31,		December 31,
	2009 Salary		2010 Salary		2011 Salary		% Increase	% Increase
Name	(000)		(000)		(000)		2009/2010	2010/2011

Aaron W. Regent	Cdn$	1,545	Cdn$	1,591	Cdn$	1,640	3%	3%
President and Chief Executive Officer
Peter Munk	Cdn$	1,000	Cdn$	1,000	Cdn$	1,500	0%	50%
Chairman
Peter J. Kinver	Cdn$	992	Cdn$	1,022	Cdn$	1,053	3%	3%
Executive Vice-President and Chief Operating Officer
Jamie C. Sokalsky	Cdn$	953	Cdn$	982	Cdn$	1,011	3%	3%
Executive Vice-President and Chief Financial Officer
Kelvin P.M. Dushnisky(1)	Cdn$	709	Cdn$	925	Cdn$	953	31%	3%
Executive Vice-President, Corporate and Legal Affairs

Salaries for the Named Executive Officers are paid in Canadian dollars and converted to U.S. dollars for reporting purposes in the “Summary Compensation Table” at the annual average exchange rate each year reported by the Bank of Canada; however, the year-over-year salary increases are calculated in Canadian dollars. The salary increases reflect and are aligned with the Company’s compensation philosophy and competitive market practice.

(1)	Mr. Dushnisky’s salary was increased to Cdn$730,000 on January 1, 2010. Upon his subsequent promotion to Executive Vice-President, Corporate and Legal Affairs, Mr. Dushnisky received a salary increase effective June 1, 2010 to Cdn$925,000.

Annual Performance Incentives

The annual performance incentive is a short-term variable element of compensation constituting approximately 20% of target total direct compensation. This incentive is intended to link pay to annual performance that will increase shareholder value. The plan is designed with 60% weight on the achievement of quantitative and strategic corporate goals captured in a scorecard and 40% weight on the achievement of specific individual objectives for the year. This structure is consistent with the general practices of the mining industry.

Target annual performance incentives for 2010 were set at 125% of base salary for the Chief Executive Officer and at 75% of base salary for the other Named Executive Officers (other than the Chairman, Mr. Peter Munk). Actual awards will be above or below target based on performance outcomes, ranging from 0% of target for poor performance and 200% of target for superior performance. For 2011, target annual performance incentives will remain at the 2010 levels of 125% of salary for Mr. Regent and 75% of salary for Messrs. Kinver, Sokalsky, and Dushnisky.

Ultimately, Barrick’s strategic objective is to increase share price. Barrick incorporated a number of performance measures that support this objective to determine the annual performance incentive. Share price is driven by financial results (earnings per share, operating cash flow per share, and return on equity) which are in turn driven by key operating measures (gold and copper production and total cash costs) that are assessed during the performance review. These financial and operating goals are largely driven by execution of the Company’s strategy and strategic imperatives such as mine development, cost management/supply initiatives, reserve performance, corporate development and organizational performance. Finally, Barrick also has a strong commitment to the environment, health and safety, and community relations. Therefore, measures such as environmental protection and regulatory compliance, building the Barrick safety culture, and the effectiveness of community and government relations are also assessed under the annual performance incentive review.

In 2010, Barrick continued to demonstrate consistent execution of its operational goals, being in line with its operating guidance for the eighth straight year. In 2010, Barrick increased its production and reported lower total cash costs compared to the prior year period. This operational success, combined with higher gold prices, resulted in record financial results and a strong financial position for the Company. In 2010, Barrick significantly advanced its world-class Pueblo Viejo and Pascua-Lama projects and announced targeted growth in gold production to nine million ounces within five years. Barrick’s success in 2010 was evident in its stock price performance — it led senior gold producers (those with over $15 billion market capitalization as at December 31, 2010) with a year-over-year share price appreciation of approximately 35% and outperformed the SPDR Gold Shares ETF by approximately 6%.

The table below provides information about the performance measurement categories, metrics, weightings, target performance goals or range of performance, and actual performance outcomes for the annual performance incentive plan for 2010.

				Target
Performance			Threshold	Performance	Maximum Performance	2010
Measurement Category	Performance Metric	Weight	Performance Goal	Goal	Goal	Performance	Rating(1)	Contribution

Financial	Earnings Per Share (adjusted)(2)	10%	$2.03	$2.25	$2.57	$3.32
	Operating Cash Flow Per	10%	$3.38	$3.77	$4.26	$4.84	5	60%
	Share (adjusted)(3)
	Return on Equity (adjusted)(4)	10%	12%	13%	14%	19%

Operations: Production	Gold Production	8%	7.6 million ounces	7.9 million ounces	8.3 million ounces	7.8 million ounces
	Copper Production	2%	340 million pounds	358 million pounds	380 million pounds	368 million pounds

Operations: Cost	Gold (Total Cash Cost/Ounce)(5)	8%	$455 per ounce	$438 per ounce	$415 per ounce	$457 per ounce	3	20%
	Copper (Total Cash Cost/Pound)(5)	2%	$1.20 per pound	$1.13 per pound	$1.05 per pound	$1.11 per pound

Growth	Exploration	5%		Qualitative objectives assessed at year-end		Significant grass roots progress
	Corporate Development	10%		Qualitative objectives assessed at year-end		Successfully completed IPO of African Barrick Gold, creating greater liquidity and strategic flexibility
	Reserve Replacement/Organic Reserves	5%	137 million ounces	140 million ounces	140 million ounces	Replaced reserves and grew resources by approximately 20% At year end 2010, proven and probable reserves were 140 million ounces, based on a $1,000 per ounce gold price(6)	3	30%
	Capital Projects	10%		Assess actual spending and progress versus budget and schedule		Maintained near term project schedules and managed budgets in light of external cost pressures

				Target
Performance			Threshold	Performance	Maximum Performance	2010
Measurement Category	Performance Metric	Weight	Performance Goal	Goal	Goal	Performance	Rating(1)	Contribution

Environment, Health, and Safety	Dow Jones Sustainability Ranking	10%	−5% versus 2009	Same as 2009	+10% versus 2009	In addition to maintaining DJSI ranking globally and for North America, Barrick was added for first time to NASDAQ Global Sustainability Index.	3	10%
	Lost-Time Injury Frequency Rate	10%	0.14	0.13	0.11	0.19	1(7)	0%

Total Performance Score for the Year		100%						120%

(1)	Each of the quantitative and qualitative performance categories are considered against the following continuum of performance ratings. While the quantitative measures lend themselves to more specificity in ranking and percentage of target payout (as summarized below), the categories with qualitative measures may result in an assessment at the higher or lower end of a specific rating.

(2)	Adjusted earnings per share is a non-GAAP financial measure which is determined by dividing adjusted earnings by the weighted average number of shares outstanding (basic method) in 2010 of 987 million shares. Adjusted earnings excludes the following from net income: non-recurring tax adjustments; impairment charges related to goodwill, property, plant and equipment, and investments; elimination of gold sales contracts, gains/losses on acquisitions/dispositions; foreign currency translation gains/losses; non-recurring restructuring costs; and unrealized gains/losses on non-hedge derivative instruments. Management uses this measure internally to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted earnings allows investors and analysts to better evaluate the results of the underlying business of the Company. Please refer to pages 78 to 79 in Barrick’s Financial Report 2010 for details on how Barrick uses this measure and a reconciliation illustrating the calculating of this measure.

(3)	Adjusted operating cash flow per share is a non-GAAP financial measure which is determined by dividing adjusted operating cash flow by the weighted average number of shares outstanding in 2010. Adjusted operating cash flow excludes the effect of eliminating our gold sales contracts ($656 million in 2010). Please refer to pages 79 to 80 in Barrick’s Financial Report 2010 for details on how Barrick uses adjusted operating cash flow and a related reconciliation.

(4)	Adjusted return on equity is a non-GAAP financial measure which is calculated by dividing adjusted earnings as defined above by average total shareholders’ equity in 2010.

(5)	Total cash costs is a non-GAAP financial measure. Please refer to pages 80 to 81 in Barrick’s Financial Report 2010 for details on how Barrick uses this measure and a reconciliation illustrating the calculating of this measure.

(6)	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC applies different standards in order to classify mineralization as a reserve. Accordingly, for United States reporting purposes, Cerro Casale is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, please refer to pages 163 to 170 of Barrick’s Financial Report 2010.

(7)	While the objective measurements resulted in a “Meets+” and “Exceeds” rating for Corporate Reportable Spills and Lost-Time Injury Frequency Rate, respectively, the Compensation Committee considered the nature of the corporate reportable spills and the occurrence of six fatalities in the overall rating for the Environment, Health, and Safety category, and concluded that the performance for this category was “Does Not Meet”, resulting in a 0x for this component.

The Committee approves specific quantitative corporate performance goals for all corporate measurement categories except Exploration Growth, Corporate Development, Reserve Replacement/Organic Reserves, and Capital Projects, where the evaluation requires a more holistic assessment. The evaluation of performance for Capital Projects is based on an assessment of the actual amount spent and progress achieved relative to the budget and schedule, while Exploration and Corporate Development performance is assessed by looking at the quality of corporate development work executed and the exploration successes achieved over the year. The evaluation of Reserve Replacement/Organic Reserves is based on an assessment of the number of ounces replaced. Based on 2010 performance as discussed above, Messrs. Regent, Kinver, Sokalsky, and Dushnisky received actual annual performance incentives above target as shown in the table below. In the overall determination of awards, the Committee may also consider (1) any areas that are outside of management’s control and (2) other contextual factors not explicitly measured. For example, financial results are heavily determined by the price of gold and key inputs into the production process (e.g., energy prices), which may vary significantly from forecasts over a one-year period. As another example, the Environmental, Health and Safety performance category explicitly measures corporate reportable spills and lost-time injury frequency rate; however, the Committee may take into account the nature and circumstances surrounding environmental incidents and injuries or fatalities when determining the overall performance within that performance category as with this year.

     Individual Objective Performance

In addition to corporate performance as determined by the above scorecard, individual performance is also considered in determining the annual performance incentive award. The Chief Executive Officer develops specific individual objectives with his direct reports at the beginning or prior to the beginning of each year. These objectives are then reviewed with the Compensation Committee and form the basis upon which the executives’ performance will be reviewed at the end of the year. An overview of the key individual goals accomplished by each Named Executive Officer in 2010 is outlined below, with the exception of Mr. Peter Munk, who is not eligible for the annual performance incentives.

Aaron Regent provided overall leadership to the Company, with an appropriate tone and focus from the top, to ensure corporate objectives were met. He increased the focus on identifying value from Barrick’s existing asset base which led to the Company targeting production of nine million ounces within five years and increased the Company’s focus on effective corporate social responsibility practices. He improved organizational effectiveness with the implementation of a more comprehensive strategic planning and Life of Mine budgeting process, improved capital management and enhanced talent management and succession planning. In addition, he effectively communicated the strategic direction of Barrick, which combined with solid operating and financial results, resulted in a significant improvement in the Company’s annual share price performance in comparison to its gold peers.

Peter Kinver met guidance for gold and copper production and successfully contained gold and copper cash costs in an increasing gold price environment (where royalties and other gold price driven costs tend to increase costs). He advanced Barrick’s significant capital projects (Cortez Hills, Pascua-Lama, and Pueblo Viejo) and drove a focus on refining and improving opportunities at our existing mines to drive future resource growth and shareholder value. An example of this is the Turquoise Ridge pit expansion concept. In addition, he oversaw a renewed company-wide focus on compliance.

Jamie Sokalsky provided leadership to the completion of the Pueblo Viejo financing, Barrick Energy acquisitions and the transition of African Barrick Gold plc to a public company. He also effectively partnered with Aaron Regent on investor relations efforts that resulted in a significant improvement in Barrick’s annual share price performance in comparison to Barrick’s gold mining peers. In addition, he led improvements in the finance discipline including: the IFRS conversion, enhanced treasury, currency and commodity hedging programs and more efficient compliance programs.

Kelvin Dushnisky successfully engaged a diverse group of external stakeholders (including communities, non-governmental organizations, the media, local and federal governments and investors) to represent Barrick’s projects, operations, and corporate responsibility activities. During 2010, he expanded his leadership mandate and effectively integrated the Legal, Communications and Corporate Affairs teams. In addition, he drove a collaborative effort to develop Barrick’s Reputation Management Plan.

2010 Annual Performance Incentive Payouts(1)

							Target Annual
	Company Results		Individual Results		Total Score		Incentive as		Actual 2010
Name	Score x 60%Weight	+	Score x 40% Weight	=	(% of Target)	x	% of Salary	=	Annual Incentive

Aaron W. Regent	120%		125%		122%		125%			152.5%
									Cdn$	2,425,000
Peter Munk	N/A		N/A		N/A		N/A			N/A
Peter J. Kinver	120%		150%		132%		75%			99%
									Cdn$	1,015,000
Jamie C. Sokalsky	120%		150%		132%		75%			99%
									Cdn$	975,000
Kelvin P. M. Dushnisky	120%		150%		132%		75%			99%
									Cdn$	916,000

(1)	Based on the amount actually paid out to Named Executive Officers in Canadian dollars and calculated as a percentage of target awards in Canadian dollars.

     Long-Term Incentives

Long-term incentives are annual equity-based grants consisting of stock options, RSUs, and PRSUs which are earned based on Barrick’s performance. The awards are intended to align executive interests with those of shareholders by tying compensation to share price performance and to aid in retention through vesting schedules. As at December 31, 2010, 33 officers (including Mr. Peter Munk) of the Company received long-term incentive awards in 2010 consisting of stock options and/or RSUs, and 12 senior executives received a portion of their long-term incentive award in PRSUs.

Long-term incentive awards are granted based on long-term incentive ranges designed to position total direct compensation at the 50th percentile of the competitive market, or between 50th and 75th of the peer group for select critical senior executives. Individuals receive awards at the higher or lower end of this range based on their performance and the annual performance of the Company. The Chief Executive Officer considered the amount and terms of outstanding long-term incentive awards, overall compensation history during the last three years plus the criticality of the role of the individual in executing the business strategy in developing his 2010 recommendations for his direct reports. The CEO’s recommendations were then presented to the Compensation Committee for their review and approval. In determining the 2010 long-term incentive award for the Chief Executive Officer, the Compensation Committee considered competitive compensation levels, Company and individual performance, as well as the amount and terms of the outstanding long-term incentive awards granted to Mr. Regent as part of his hiring arrangements in January 2009.

Other than in the case of Mr. Peter Munk, Barrick provided 50% of the value of the 2010 long-term incentive award to senior executives in stock options, 25% of the value in RSUs, and 25% of the value in PRSUs. While stock options, RSUs, and PRSUs are all tied to share price, the incentive and retention value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors. Unlike stock options, RSUs continue to provide an incentive for executives to remain with Barrick during such periods, while continuing to tie compensation to share price performance, as the value of the RSU increases or decreases with the share price. To a somewhat lesser extent, PRSUs also provide incentive for executives to remain with Barrick during such periods while further enhancing alignment with shareholders as the number of PRSUs that ultimately vest is based on Barrick’s total shareholder return relative to a group of gold mining companies, referred to below as the “Gold Mining Peers”. See the discussion below on ‘‘—Performance Restricted Share Units (PRSUs)”. This long-term incentive plan mix provides incentive opportunities consistent with the mining industry. Mr. Peter Munk received an award in 2010 consisting solely of RSUs.

Long-term incentive awards are generally granted annually in December in conjunction with the last Board of Directors meeting of each fiscal year. Special awards may be granted at other times throughout the year for promotion, new hire, or retention purposes.

As shown in the table below, Messrs. Regent, Kinver, Sokalsky, and Dushnisky received the following long-term incentive awards in 2010.

Long-Term Incentive Awards

		Actual
	Long Term	Long Term
	Incentive Range	Incentive
Name	As % of Salary	As % of Salary

Aaron W. Regent	200% - 300%	300%
Peter Munk(1)	N/A	N/A
Peter J. Kinver	200% - 300%	300%
Jamie C. Sokalsky	200% - 300%	300%
Kelvin P. M. Dushnisky(2)	200% - 300%	361%

(1)	Mr. Peter Munk received an RSU award in December 2010 in recognition of his continued strategic contribution to the Board.

(2)	In addition to his regular grant in December 2010, Mr. Dushnisky received a special mid-year promotional award of RSUs in July 2010.

     Stock Options

Stock option grants to executives play an important role in building shareholder value as they are directly linked to increases in the wealth of shareholders and are commonly provided by Barrick’s mining peer group. In 2010, the number of stock options granted was determined by dividing the value of the Committee’s intended total long-term incentive award allocated to options for 2010 (50%) to each Named Executive Officer by the fair value per share (determined using an option valuation model) using the closing price of Barrick’s Common Shares on the Toronto Stock Exchange for the trading day immediately prior to the grant date.

Pursuant to the Stock Option Plan (2004), stock options are granted with an exercise price of not less than the closing price of the Barrick Common Shares on the New York Stock Exchange on the trading day immediately prior to the date of grant (unless the grant occurs during a trading blackout period in which case the exercise price is set based on the higher of the closing price of Barrick Common Shares on the day before the date of grant and the closing price of Barrick Common Shares on the first business day following the expiry of the trading blackout period). Grants vest in equal parts over four years. A four-year vesting period is commensurate with competitive practice and aids in retention of key personnel. Stock options are not transferable, expire seven years from the date of grant, and repricing of stock options is expressly prohibited under the Stock Option Plan (2004).

     Restricted Share Units (RSUs)

RSUs are granted in lieu of granting actual Common Shares. Each RSU has a value equal to one Barrick Common Share. The number of units granted to each Named Executive Officer is determined by dividing the value of the total long-term incentive award allocated to RSUs for 2010 (25%) by the closing price of Barrick Common Shares on the trading day immediately prior to the date of grant on the Toronto Stock Exchange. RSUs granted prior to 2008 vest and are paid out in cash on the third anniversary of the grant date. Starting in December 2008, grants of RSUs vest and are paid out in cash 30 months after the date of grant to improve market competitiveness and retention by separating the timing of RSU payouts from annual performance incentive payouts. Pursuant to the RSU plan, at vesting, each RSU will have a value equal to the then current average closing market price in Canadian dollars of one Barrick Common Share on each day during the last five trading days prior to the vesting date. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares and are subject to the same vesting provisions as the underlying RSUs that were granted.

     Performance Restricted Share Units (PRSUs)

The number of target PRSUs granted for 2010 equals the number of RSUs granted (25% of the total long-term incentive award). PRSUs are eligible to vest following a three-year performance period from the date of grant. PRSU vesting is based on the achievement of performance goals over the three-year performance period, and ranges from 0% of the number of target PRSUs for performance below threshold, 50% of target upon achieving threshold, and up to 200% of target for maximum performance. Additional PRSUs are credited to reflect dividends paid on Barrick Common Shares during the performance period. PRSUs resulting from dividend equivalent credits are subject to the same vesting provisions as the underlying PRSUs that were granted.

Performance for the December 2010 PRSU grant will be based on Barrick’s total shareholder return (share price appreciation plus reinvested dividends) over the three-year period (beginning December 7, 2010 and ending on December 7, 2013) compared to the total shareholder return performance for Gold Mining Peers (those with market capitalizations greater than $3 billion as at September 30, 2010). The 2010 Gold Mining Peers are listed below:

		Revenue	Market	Assets
		(Billions)	Capitalization	(Billions)
		(Most Recently	(Billions)	(Most Recently
Company	Country	Disclosed FYE)	(Dec. 31, 2010)	Disclosed FYE)

Agnico-Eagle Mines Ltd.	Canada	$1.4	$12.9	$5.5
AngloGold Ashanti Ltd.	South Africa	$5.9	$19.0	$9.5
Eldorado Gold Corp.(1)	Canada	$0.8	$10.2	$3.8
Goldcorp Inc.	Canada	$3.8	$33.9	$28.8
Gold Fields Ltd.	South Africa	$4.1	$13.2	$8.9
Harmony Gold Mining Co. Ltd.	South Africa	$1.5	$5.4	$5.1
IAMGOLD Corp.(1)	Canada	$1.2	$6.7	$3.5
Kinross Gold Corporation	Canada	$3.0	$21.5	$16.4
Lihir Gold Limited(2)	Papua New Guinea	$1.1	N/A	$3.6
Newcrest Mining Ltd.	Australia	$2.4	$31.7	$5.4
Newmont Mining Corporation	United States	$9.5	$30.3	$25.7
Randgold Resources Ltd.(1)	Channel Islands	$0.5	$7.5	$2.0
Yamana Gold, Inc.	Canada	$1.7	$9.5	$10.3

Statistical Distribution
25th Percentile		$1.1	$8.0	$3.7
Median		$1.7	$13.1	$5.5
75th Percentile		$4.0	$28.1	$13.4
Barrick		$10.9	$52.4	$33.3

(1)	These companies were added to the Gold Mining Peers in 2010 based on the compensation consultant’s assessment of the peer group.

(2)	Lihir Gold Limited is not included in the performance peer group subsequent to its acquisition by Newcrest Mining Ltd. in May 2010.

Currently, this group is limited to gold mining companies because gold is often subject to a different commodity price cycle than are other metals and minerals. The different commodity price cycles greatly influence total shareholder return and lessen the credibility of comparisons of total shareholder return between gold mining companies and other metals and mineral mining companies. Five of the Gold Mining Peers (AngloGold Ashanti Ltd., Goldcorp Inc., Gold Fields Ltd., Kinross Gold Corporation and Newmont Mining Corporation) are also in the peer group used to reference compensation levels. The other Gold Mining Peers are not in the compensation peer group because they are generally much smaller than Barrick, and in some cases, their operations are concentrated in only one geographic region. The peer group for performance comparisons will be reviewed each year before the start of a new performance period. Three companies, Eldorado Gold Corp., IAMGOLD Corp. and Randgold Resources Ltd. were added to the Gold Mining Peers for the 2010 PRSU awards, following a study by the Committee’s executive compensation consultant.

At the end of the performance cycle on December 7, 2013, 100% of the target number of 2010 PRSUs will be awarded if Barrick’s three-year total shareholder return performance equals the weighted average three-year total shareholder return of the Gold Mining Peers (using a market capitalization weighted average). Award vesting ranges from 0% for performance below threshold to 50% of target PRSUs for total shareholder return that is 12.5 percentage points below the Gold Mining Peer (“threshold”) weighted average total shareholder return and up to 200% of target PRSUs for total shareholder return that is 20 percentage points or more above the Gold Mining Peer weighted average total shareholder return. Awards are capped at 100% of target PRSUs if Barrick’s total shareholder return is negative even if our total shareholder return relative to peers is above the weighted average. See the table below for the payout schedule for PRSUs granted in December 2010:

2010 PRSU Award Payout Schedule(1)

Barrick Percentage Point
Difference versus Weighted	Percentage of
Average Peer Total	Target PRSUs
Shareholder Return	Awarded

More than +20.0%	200%
+18.0%	190%
+16.0%	180%
+14.0%	170%
+12.0%	160%
+10.0%	150%
+8.0%	140%
+6.0%	130%
+4.0%	120%
+2.0%	110%
Weighted Average	100%
−2.5%	90%
−5.0%	80%
−7.5%	70%
−10.0%	60%
−12.5%	50%
Less than −12.5%	0%

(1)	Payouts will be interpolated between points on the payout schedule.

For purposes of the total shareholder return calculation, beginning and ending share prices will be the quarterly average of daily closing share prices as of the quarter preceding the start of the performance period and the last quarter of the performance period, respectively. The Compensation Committee has discretion to adjust awards should any material unusual circumstances occur during the performance period (e.g., a significant number of peers are acquired during the performance period or takeover speculation significantly affects Barrick’s Common Share price at the end of a performance period). For example, if there is an announcement of a potential acquisition of a Gold Mining Peer company during the performance period, that company will be excluded from the calculation; however, if such potential acquisition does not occur before the end of the performance period, the company will be included. Final PRSU awards, including those resulting from dividend equivalents during the performance period, will be paid out in cash. Pursuant to the RSU plan, each PRSU will have a value equal to the then current average closing market price in Canadian dollars of one Barrick Common Share on each day during the last five trading days on the Toronto Stock Exchange prior to the vesting date.

Prior to implementing this PRSU program, the Compensation Committee reviewed a stress-test conducted by the executive compensation consultant relating to potential payouts under a variety of potential performance scenarios to ensure that the payouts would be reasonable within the context of performance outcomes.

     Executive Retirement Plan

Consistent with competitive practice, Barrick provides executive officers with the Retirement Plan for Designated Executives and Designated U.S. Executives of Barrick Gold Corporation (“Executive Retirement Plan”) to help attract and retain a highly qualified executive team. The Executive Retirement Plan is a non-registered/non-qualified defined contribution cash balance plan providing retirement benefits to selected executives. The Executive Retirement Plan covers all officers of the Company except Mr. Peter Munk, Chairman, and Mr. William Birchall, Vice Chairman. As at December 31, 2010, 32 officers of the Company, including all of the Named Executive Officers other than Mr. Peter Munk, participated in the Executive Retirement Plan.

Pursuant to the Executive Retirement Plan, an amount equal to 15% of the officer’s annual earned salary and annual performance incentive amount for the year is accrued and accumulated with interest until retirement. Accordingly, the ultimate plan benefit is based, at least in part, on performance through the annual performance incentive. Barrick does not provide defined benefit retirement arrangements. Under a typical defined benefit pension plan, increases in current compensation have a retroactive impact on the pension benefit accruals and the corresponding actuarial liabilities. As a result, the total cost is uncertain. Barrick avoids the financial risk by crediting senior executives with a fixed percentage of their current cash compensation under the Executive Retirement Plan, plus interest on the previous account balances. The 15% notional contribution rate is consistent with the annual cost of a typical defined benefit plan in the current low interest rate environment. For a detailed discussion of the plan details and mechanics, see “— Executive Retirement Plan Benefits” below.

     Other Benefits and Perquisites

Barrick provides competitive benefits and perquisites to executives to aid in the attraction and retention of highly qualified executives. Medical, dental and disability benefits are provided on the same basis as they are to all full-time employees, except that the maximum limit on disability coverage is waived for the Named Executive Officers. Qualified executives are eligible for additional Company-paid life insurance equal to 100% of salary, with no overall maximum. Perquisites generally include automobile and parking benefits, financial counseling, and supplemental executive long-term disability insurance. During 2010, Mr. Peter Munk also received club memberships, home security and a personal car and driver for secure transportation, as discussed in footnote (6) to the “Summary Compensation Table” on page 47.

     Employment Agreements

Barrick’s senior executives do not have employment agreements with the Company.

     Change-in-Control Severance Arrangements

As discussed in the March 12, 2010 management proxy circular, Barrick entered into new change-in-control severance agreements in February 2010 with Messrs. Regent, Kinver, Sokalsky, and Dushnisky in order to induce them to remain employed by the Company in the event of a change-in-control (as defined in the agreements). The protection period is two years following a change-in-control. The term of the new agreements is three years from February 17, 2010, unless otherwise extended by the Board.

Further details on the agreements are provided in “— Potential Payments Upon Change-In-Control Terminations for Covered Executives” below.

     Share Ownership Requirements

Barrick requires its Named Executive Officers to own a minimum amount of Barrick Common Shares to further align the interests of executives with those of shareholders. Unvested RSUs held by these executives count towards this total until vesting. Mr. Peter Munk is subject to the director share ownership requirements rather than the executive share ownership requirements.

Beginning in 2010, the Compensation Committee increased the share ownership requirements for the Chief Executive Officer and all Executive Vice-Presidents. Under the new requirements, the Chief Executive Officer is required by December 31, 2012 to hold Barrick Common Shares and/or RSUs equivalent to four times his salary, and Executive Vice-Presidents are required to hold Barrick Common Shares and/or RSUs equivalent to two times their respective salaries. As at December 31, 2010, each of the Named Executive Officers had met his share ownership requirement.

The Company has a policy prohibiting officers and directors from engaging in hedging against a decrease in the market value of Barrick equity securities. The Company is not aware of any officers or directors who have engaged in any such hedging activities.

The table below provides information on the share ownership of the Named Executive Officers as at December 31, 2010, relative to the share ownership requirements applicable during 2010, with the exception of Mr. Peter Munk whose share ownership is shown in the directors’ share ownership table on page 26.

				Actual Share Ownership of
				Named Executive Officers
	Share Ownership Requirement			at December 31, 2010(2)			Ownership Multiple(1)
				Value of	Value of
				Directly	RSUs	Value of	Based on	Based on
Named		Ownership	Value	Held	Subject to	Total	Directly Held	Total
Executive Officer	Title	Multiple	(1)	Shares	Vesting	Ownership	Shares Only	Ownership
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Aaron W. Regent	President and Chief Executive Officer	4.0 x salary	$6,398,552	$1,329,500	$8,582,759	$9,912,259	0.8	6.2
Peter J. Kinver(3)	Executive Vice-President and Chief Operating Officer	2.0 x salary	$2,055,098	$27,494	$2,877,943	$2,905,437	0.0	2.8
Jamie C. Sokalsky(3)	Executive Vice-President and Chief Financial Officer	2.0 x salary	$1,974,663	$77,164	$2,813,896	$2,891,060	0.1	2.9
Kelvin P. M. Dushnisky	Executive Vice-President, Corporate and Legal Affairs	2.0 x salary	$1,860,044	$0	$3,280,769	$3,280,769	0.0	3.5

(1)	The salary for purpose of determining the share ownership requirements have been converted to U.S. dollars based on the Bank of Canada noon exchange rate as of December 31, 2010 of 0.9946.

(2)	The values of Barrick Common Shares and RSUs are based on the closing price of a Barrick Common Share on the New York Stock Exchange as at December 31, 2010 ($53.18).

(3)	Directly held shares for Messrs. Kinver and Sokalsky represent shares held through the Employee Stock Purchase Plan.

     Compensation Consultant Advice

During the first three quarters of 2010, the Compensation Committee engaged an outside consulting firm, Semler Brossy Consulting Group, LLC (“Semler Brossy”) as an independent advisor to the Compensation Committee. In October 2010, the Compensation Committee elected to engage another consulting firm, Towers Watson, as the independent advisor to the Compensation Committee.

The independent compensation consultants assist the Compensation Committee by providing information in support of the annual compensation review of the Chief Executive Officer and other senior management. The consultant also provides analysis of market trends and practices with respect to executive pay levels and pay program design, recommendations for peer group composition, data on total compensation offered for similar executive positions in Barrick’s peer group, guidance on executive compensation plan design and support with respect to proxy disclosure of compensation information. The decisions made by the Compensation Committee related to the above matters are the responsibility of the Compensation Committee and may reflect factors and considerations other than information and recommendations provided by the compensation consultants. The chart below summarizes the fees paid to Towers Watson and Semler Brossy in 2009 and 2010 for services provided to the Compensation Committee and to management.

	2010		2009
Towers Watson & Co.		% of Total		% of Total

Fees for services provided as the Compensation Committee’s Consultant	$143,042	19%	$0	0%
Fees for services provided to Barrick Management(1)	$600,688	81%	$873,000	100%

Total Fees	$743,730	100%	$873,000	100%

	2010		2009
Semler Brossy Consulting Group, LLC		% of Total		% of Total

Fees for services provided as the Compensation Committee’s Consultant	$140,435	100%	$354,200	93%
Fees for services provided to Barrick Management(2)	$0	%	$25,000	7%

Total fees	$140,435	100%	$379,200	100%

(1)	Executive compensation services provided to Barrick management related to market data on long-term incentive plan levels for purposes of developing grant recommendations for all long-term incentive plan eligible incumbents. Other services provided include Canadian retirement consulting related to the wind-up of the Placer Dome pension plan (now completed) and U.S. retirement, health and group benefits and employee communication consulting.

To address potential concerns over the independence of the executive compensation consultant when the firm also does significant other work for the client, Towers Watson and the Compensation Committee have determined a protocol for how Towers Watson will work with the Compensation Committee and management. Under this protocol, all significant executive compensation consulting projects for management require approval by the Compensation Committee. In addition, all significant consulting services (outside of executive compensation consulting services commissioned by management) require pre-approval by the Compensation Committee.

(2)	For services rendered in 2009 in connection with change-in-control policies for members of management below the executive level. These services were carried out with the prior consent of the Compensation Committee as part of a review of change-in-control policies for the executive level.

Barrick retained KPMG International to value the stock options granted by the Company in December 2010, the fees for which were Cdn$9,450.

Performance Graphs

In 2010, Barrick demonstrated strong share price performance. It led senior gold producers (those with a market capitalization in excess of $15 billion) with a year-over-year share price appreciation of approximately 35% and outperformed the SPDR Gold Shares ETF by approximately 6%.

The following graph compares the total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange on December 31, 2005 with the cumulative total return of the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) and the S&P/TSX Composite Index for the five most recently completed financial years. The total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange was Cdn$172.03 compared to Cdn$137.05 for the S&P/TSX Composite Index and Cdn$172.34 for the S&P/TSX Global Gold Index.

Cumulative Value of Cdn$100 Investment(1)
From December 31, 2005 to December 31, 2010

(1)	Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

The following graph compares the total cumulative shareholder return for US$100 invested in Barrick Common Shares on the New York Stock Exchange on December 31, 2005 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years. The total cumulative shareholder return for US$100 invested in Barrick Common Shares on the New York Stock Exchange was US$200.03 compared to US$111.99 for the S&P 500 Index and US$185.30 for the PHLX Gold & Silver Sector (XAU) Index.

Cumulative Value of US$100 Investment(1)
From December 31, 2005 to December 31, 2010

(1)	Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index and the PHLX Gold & Silver Sector (XAU) Index are total return indices, and they include dividends reinvested.

To evaluate the trend in Barrick compensation levels in relation to Barrick performance as measured in the graphs above, Barrick relied on total annual compensation awarded for fiscal years 2006 through 2010 on the same basis as is currently disclosed in the “Summary Compensation Table” for Named Executive Officers below, using fiscal year 2005 compensation as a base amount for comparing changes in compensation over time. As such, the total compensation primarily reflects the Compensation Committee’s pay decisions each year with respect to salary, actual annual performance short-term incentive and grants of stock options, RSUs, and PRSUs. The total annual compensation includes pension value and all other compensation; however, these two components generally represented less than 10% of total annual compensation. Further, the total annual compensation reflects compensation for the Chief Executive Officer and the other four Named Executive Officers as disclosed each year, rather than the compensation from 2006 through 2010 (and 2005 for a base amount) for the current Named Executive Officers, who may not have been among the top five officers each year since 2005. For 2010, Barrick total annual compensation includes compensation for the Chief Executive Officer, Mr. Regent, and the other Named Executive Officers (Messrs. Munk, Kinver, Sokalsky, and Dushnisky).

The trend in compensation levels from January 1, 2006 to December 31, 2010 in comparison to compensation levels in 2005 for the Chief Executive Officer and the other Named Executive Officers each year generally tracked Barrick’s performance as measured by the change in the value of Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange and US$100 invested in Barrick Common Shares on the New York Stock Exchange.

Change in Named Executive Officer (NEO) Total Compensation
vs. Barrick Cumulative Value of US$100 and Cdn$100 Investment
From December 31, 2005 to December 31, 2010
Salary + Actual Short-Term Incentive + Grant Date Value of Equity + Pension Value + All Other Compensation(1)

(1)	Excludes long-term incentive grants to Mr. Regent in 2009 as part of his hiring package and to Mr. Dushnisky in 2010 as part of his promotion

As at December 31, 2010, total annual compensation for the Chief Executive Officer had increased about 90% compared to 2005 total annual compensation and total annual compensation for the other Named Executive Officers as a group had increased about 74% compared to 2005 total annual compensation. A significant portion of these increases occurred in 2006 and 2007, reflecting the successful acquisition and integration of Placer Dome Inc. This success was also reflected in the Company’s share price. Pay decisions for 2008 reflected the Company’s performance achievement during a difficult operating environment, Barrick’s greater share price stability during a year of turmoil in the economy and stock market, the appointment of Mr. Peter Munk as Interim Chief Executive Officer and increased roles and responsibilities of executive officers during the search for a new permanent Chief Executive Officer. By early 2009, the economy and stock markets began to stabilize and Barrick had appointed its new Chief Executive Officer, and pay decisions were made in light of continued successful corporate and individual performance. In 2010, performance continues to be strong from a financial, operating and market perspective as summarized throughout the Report on Executive Compensation.

Total compensation for the Named Executive Officers (including the Chief Executive Officer) in 2010 represents approximately 0.869% of Barrick’s 2010 net income and 0.198% of the increase in Barrick’s market capitalization from January 1, 2010 to December 31, 2010.

As at December 31, 2010, the value of Cdn$100 invested in Barrick Common Shares on January 1, 2006 had increased approximately 72% on the Toronto Stock Exchange compared to a 37% increase for a similar investment in the

S&P/TSX Composite Index over the same period. As at December 31, 2010, the value of US$100 invested in Barrick Common Shares on January 1, 2006 had increased approximately 100% on the New York Stock Exchange compared to a 12% increase for a similar investment in the S&P 500 Index over the same period.

Compensation of Named Executive Officers

The table below provides compensation information for the three financial years ended December 31, 2010 for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of Barrick (collectively referred to as the “Named Executive Officers”) measured by base salary, annual performance incentive payout, share-based awards, option-based awards, and all other compensation (excluding any payments made in connection with a termination) during the financial year ended December 31, 2010. Compensation, which is paid in Canadian dollars, is reported in U.S. dollars. Salary increases discussed in “— Compensation Discussion and Analysis — Base Salary” are calculated in Canadian dollars because the Named Executive Officers are paid in Canadian dollars, and conversions to U.S. dollars may vary significantly from year to year based on the different exchange rates for each year.

Summary Compensation Table(1)

					Non-Equity Incentive Plan Compensation
					(f)
						Long-
			Share-	Option-	Annual	Term		All Other
			Based	Based	Incentive	Incentive	Pension	Compensation	Total
Name and Principal Position	Year	Salary	Awards(2)	Awards(3)	Plans(4)	Plans	Value(5)	(6)	Compensation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)

Aaron W. Regent(7)	2010	$1,544,810	$2,373,930	$2,373,862	$2,354,598	Nil	$584,911	$81,648	$9,313,759
President and Chief	2009	$1,296,519	$6,852,750	$9,874,341	$2,536,778	Nil	$574,995	$70,432	$21,205,815
Executive Officer	2008	—	—	—	—	—	—	—	—

Peter Munk(8)	2010	$970,968	$1,989,450	Nil	Nil	Nil	Nil	$153,046	$3,113,464
Chairman	2009	$875,657	Nil	Nil	$251,901	Nil	Nil	$93,817	$1,221,375
	2008	$938,086	Nil	Nil	$5,472,170	Nil	Nil	$109,818	$6,520,074

Peter J. Kinver	2010	$992,329	$1,524,952	$1,524,875	$985,533	Nil	$296,679	$88,574	$5,412,942
Executive Vice-President and	2009	$868,651	$1,414,950	$1,440,549	$846,760	Nil	$257,312	$89,588	$4,917,810
Chief Operating Officer	2008	$886,492	$1,250,012	$2,201,435	$1,103,189	Nil	$298,452	$93,800	$5,833,380

Jamie C. Sokalsky	2010	$953,491	$1,465,268	$1,465,200	$946,694	Nil	$285,028	$41,809	$5,157,490
Executive Vice-President and	2009	$834,501	$1,359,354	$1,383,913	$938,704	Nil	$265,981	$47,943	$4,830,396
Chief Financial Officer	2008	$703,565	$1,250,012	$2,201,435	$1,103,189	Nil	$271,013	$51,311	$5,580,525

Kelvin P.M. Dushnisky	2010	$819,497	$2,137,309	$1,150,377	$889,407	Nil	$256,299	$42,639	$5,295,528
Executive Vice-President,	2009	$620,841	$842,944	$858,230	$698,774	Nil	$197,942	$52,607	$3,271,338
Corporate and Legal Affairs	2008	$569,887	$907,534	$1,366,516	$953,096	Nil	$228,447	$51,353	$4,076,833

(1)	All compensation is paid in Canadian dollars and reported in U.S. dollars. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average rates reported by the Bank of Canada are: 2010 — 1.0299, 2009 — 1.1420, and 2008 — 1.0660.

(2)	The figures shown reflect the grant date fair value of RSUs and PRSUs approved by the Compensation Committee for the specified fiscal years and are converted to U.S. dollars at the closing exchange rate on the date preceding the date of grant December 6, 2010: 1.0053; July 27, 2010: 1.0362; December 7, 2009: 1.0529; February 5, 2009: 1.2310; December 8, 2008: 1.2540. Grant date fair value is determined by multiplying the number of RSUs or target number of PRSUs by the share price on the Toronto Stock Exchange at closing on the day proceeding the day of grant. The following table summarizes the RSU and PRSU grants made in the last three fiscal years.

			Number of	Number of Target
Name	Grant Date		RSU Awards	PRSU Awards

	December 7, 2010		21,598	21,598
Aaron W. Regent	December 8, 2009		33,609	33,609
	February 6, 2009	*	103,708	Nil
Peter Munk	December 7, 2010		36,200	Nil
Peter J. Kinver	December 7, 2010		13,874	13,874
	December 8, 2009		16,670	16,670
	December 9, 2008		22,936	22,936
Jamie C. Sokalsky	December 7, 2010		13,331	13,331
	December 8, 2009		16,015	16,015
	December 9, 2008		22,936	22,936
Kelvin P.M. Dushnisky	December 7, 2010		10,467	10,467
	July 28, 2010	**	24,082	Nil
	December 8, 2009		9,931	9,931
	December 9, 2008		16,652	16,652

*	Special on-hire grant

**	Special grant upon promotion

The 2008, 2009 and 2010 RSUs vest and become payable 30 months from the day of grant. The 2008, 2009 and 2010 PRSUs vest upon achievement of total shareholder return from December 9, 2008 to December 9, 2011, December 8, 2009 to December 8, 2012, and December 7, 2010 to December 7, 2013 respectively, versus the total shareholder return for the gold peers. Additional RSUs and PRSUs are credited to reflect dividends paid on Barrick Common Shares. The RSUs and PRSUs are further described in “— Compensation Discussion and Analysis — Performance Restricted Share Units” and “— Compensation Discussion and Analysis — Restricted Share Units”, respectively.

(3)	The figures in this column reflect the grant date fair value of options granted to Named Executive Officers for each of 2010, 2009, and 2008 as approved by the Compensation Committee and are converted to U.S. dollars at the closing exchange rate on the day preceding the date of grant December 6, 2010: 1.0053; December 7, 2009: 1.0529; February 5, 2009: 1.2310; December 8, 2008: 1.2540. The fair value of each option is an estimate calculated on behalf of Barrick using the Lattice option valuation model by Towers Watson (formerly Towers Perrin) for grants from 2008 through June 2009 and by KPMG International for grants in December 2009 and December 2010, consistent with the valuation for accounting purposes in accordance with Section 3870 of the Handbook. Barrick’s model may not be identical to the models used by other companies as it is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

	Risk-Free	Dividend	Share Price	Expected Term	Lattice Value
Grant Date	Interest Rate*	Yield	Volatility	(in Years)	(in $ per Option)

December 7, 2010	0.12% - 2.88%	1.1%	33% - 38%	7.0	15.35
December 8, 2009	0.07% - 3.44%	1.1%	35% - 40%	7.0	12.53
February 6, 2009 **	0.44% - 3.05%	1.0%	35% - 66%	5.1	13.94
December 9, 2008	0.25% - 2.67%	1.5%	35% - 70%	5.2	9.68

*	Based on the treasury yield curve

**	Options granted to Mr. Regent on his appointment as CEO.

Options vest and become exercisable on each of the first, second, third and fourth anniversaries of the date of grant in equal installments. Options were granted at an exercise price equal to the closing price of Barrick Common Shares on the New York Stock Exchange on the date immediately preceding the date of grant. Each option expires seven years after the date of its grant. The market value of the common shares underlying options on the date of grant is based on the closing price on the New York Stock Exchange on the date of grant. See the “Supplemental Long-Term Incentive Grants Table” below for further details.

(4)	The amounts shown, other than those for Mr. Peter Munk, reflect the payouts of the Annual Performance Incentive as described in “— Compensation Discussion and Analysis — Annual Performance Incentives” above. Mr. Peter Munk was not eligible to receive an annual performance incentive. The amount shown for Mr. Peter Munk in 2009 reflect his discretionary cash award for his role as Interim Chief Executive Officer during 2009 and was equivalent to $6,129,597 (Cdn$7,000,000) per annum prorated from January 1, 2009 to January 15, 2009 based on a 2010 average exchange rate of 1.029.

(5)	The figures shown represent employer contributions pursuant to the Executive Retirement Plan. No above-market or preferential earnings are credited on any contributions. Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year. See “— Executive Retirement Plan Benefits” below for further details.

(6)	The perquisites and other personal benefits for each Named Executive Officer in the relevant years are as follows:

			Executive	Financial
			Long-Term	Counseling or Tax
			Disability and Life	Preparation		Club
	Year	Car Lease	Insurance Premiums	Services	Parking	Memberships
Name	(a)	(b)	(c)	(d)	(e)	(f)	Total

Aaron W. Regent	2010	Nil	$54,979	$18,934	$7,735	Nil	$81,648
	2009	Nil	$47,042	$17,075	$6,315	Nil	$70,432
	2008	—	—	—	—	—	—

Peter Munk*	2010	$47,833	Nil	Nil	Nil	$29,261	$77,094
	2009	$41,226	Nil	Nil	Nil	$14,672	$55,898
	2008	$44,607	Nil	Nil	$4,476	$6,156	$55,239

Peter J. Kinver	2010	$32,429	$34,687	$13,723	$7,735	Nil	$88,574
	2009	$41,895	$26,686	$14,122	$6,885	Nil	$89,588
	2008	$44,882	$29,393	$12,198	$7,327	Nil	$93,800

Jamie C. Sokalsky	2010	$20,079	$13,995	Nil	$7,735	Nil	$41,809
	2009	$25,940	$15,118	Nil	$6,885	Nil	$47,943
	2008	$27,789	$16,195	Nil	$7,327	Nil	$51,311

Kelvin P.M. Dushnisky	2010	$20,488	$17,426	Nil	$4,726	Nil	$42,640
	2009	$26,469	$13,175	$8,757	$4,206	Nil	$52,607
	2008	$30,719	$5,187	$10,971	$4,476	Nil	$51,353

      All in US$ using annual average exchange rates.

*	In addition, Mr. Peter Munk received home security protection and a personal car and driver for secure transportation in the amounts of $75,953, $37,211, and $54,579 in 2010, 2009 and 2008, respectively.

(7)	Mr. Regent was appointed President and Chief Executive Officer on January 16, 2009. Mr. Regent’s compensation as reflected in the “Summary Compensation Table” includes both special long-term incentive awards granted to him as part of his initial hiring arrangements in January 2009 and his 2009 annual compensation. Further detail is shown below in US$:

				Non-Equity Incentive
				Plan Compensation
		Share-	Option-	Annual	Long-Term	Pension	All Other	Total
Compensation	Salary	Based Awards	Based Awards	Incentive Plans	Incentive Plans	Value	Compensation	Compensation

2009 Initial	Nil	$4,000,018	$6,970,000	Nil	Nil	Nil	Nil	$10,970,018
2009 Annual	$1,296,519	$2,852,732	$2,904,341	$2,536,778	Nil	$574,995	$70,432	$10,235,797

(8)	Mr. Peter Munk, Barrick’s founder and Chairman, served as the Interim Chief Executive Officer from March 27, 2008 until January 15, 2009. During this time, Mr. Munk was paid his regular annual salary for his role as Chairman of the Board as disclosed in column (c), a discretionary cash award in connection with his services as Interim Chief Executive Officer during 2009 as disclosed in column (f1), and the perquisites and benefits as described in column (h) of the “Summary Compensation Table”. Mr. Peter Munk did not receive any of the director retainers described in “Report on Director Compensation and Equity Ownership — Remuneration”. Mr. Munk ceased to be the Interim Chief Executive Officer on January 15, 2009.

The following supplemental table provides details on the stock option, RSU and PRSU awards granted to the Named Executive Officers in 2010.

Supplemental Long-Term Incentive Grants Table

						All Other	All Other
			Estimated Future Payouts Under			Stock	Option
			Equity Incentive Plan Awards			Awards:	Awards:
						Number of	Number of	Exercise
						Shares or	Securities	Price of
						Stock	Underlying	Option	Grant Date
	LTI	Grant	Threshold	Target	Maximum	Units	Options(1)	Awards(2)	Fair Value(3)
Name	Vehicle	Date	(#)	(#)	(#)	(#)	(#)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Aaron W. Regent	Stock Options	12/7/2010					154,267	$54.83	$2,373,862
	RSUs	12/7/2010				21,598			$1,186,965
	PRSUs	12/7/2010	10,799	21,598	43,196				$1,186,965

Peter Munk	RSUs	12/7/2010	Nil	Nil	Nil	36,200	Nil	Nil	$1,989,450

Peter J. Kinver	Stock Options	12/7/2010					99,095	$54.83	$1,524,875
	RSUs	12/7/2010				13,874			$762,476
	PRSUs	12/7/2010	6,937	13,874	27,748				$762,476

Jamie C. Sokalsky	Stock Options	12/7/2010					95,217	$54.83	$1,465,200
	RSUs	12/7/2010				13,331			$732,634
	PRSUs	12/7/2010	6,666	13,331	26,662				$732,634

Kelvin P.M. Dushnisky	Stock Options	12/7/2010					74,758	$54.83	$1,150,377
	RSUs - Special	7/28/2010				24,082			$986,836
	RSUs	12/7/2010				10,467			$575,237
	PRSUs	12/7/2010	5,234	10,467	20,934				$575,237

(1)	The total number of options granted to the NEOs (in the aggregate, 423,337) represents approximately 0.042% of number of Barrick common shares outstanding as at December 31, 2010.

(2)	The closing share price of Barrick Common Shares on the New York Stock Exchange on July 28, 2010 and December 6, 2010 was $41.10 and $54.83, respectively. The exercise price represents the closing price on the New York Stock Exchange on the day immediately prior to the grant date.

(3)	The amounts are based upon the grant date fair value as described in footnotes 2 and 3, as applicable, to the “Summary Compensation Table” for Named Executive Officers on page 47.

Aggregate Option Exercises During Financial Year Ended December 31, 2010

	Common Shares	Aggregate Value
Name	Acquired on Exercise	Realized(1)

Aaron W. Regent	0	$0
Peter Munk	500,000	$12,425,886
Peter J. Kinver	120,000	$2,604,898
Jamie C. Sokalsky	153,586	$2,796,841
Kelvin P. M. Dushnisky	78,942	$1,576,957

(1)	The value realized from options denominated in Canadian dollars is converted from Canadian dollars to U.S. dollars using the Bank of Canada noon rate on the date of exercise. The value realized from options denominated in U.S. dollars is reported as the actual gains in U.S. dollars.

Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards
Year Ended December 31, 2010

The following table provides information for all awards to Named Executive Officers outstanding at the end of December 31, 2010.

Outstanding Share Awards and Option Awards(1)
	Option Awards(2)				Share Awards(3)
	Number of			Value of		Market or
	Securities			Unexercised	Number of	Payout Value of
	Underlying	Option		In-the-Money	RSUs/PRSUs	RSUs/PRSUs Awards
	Unexercised	Exercise	Option	Options or Similar	that have not	that have not
	Options	Price(4)	Expiration	Instruments	Vested	Vested
Name	(#)	($)	Date	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)

Aaron W. Regent
2/6/2009	500,000	$38.57	2/5/2016	$7,305,000	105,858/Nil	$5,629,537/Nil
12/8/2009	231,791	$42.44	12/7/2016	$2,489,435	33,935/16,967	$1,804,461/$902,320
12/7/2010	154,267	$54.83	12/6/2017	—	21,598/10,799	$1,148,582/$574,291
Total(5)	886,058			$9,794,435	161,931/27,766	$8,582,759/$1,476,611
Peter Munk
12/3/2002	300,000	$22.79	12/2/2012	$9,117,000	Nil	Nil
12/8/2003	300,000	$28.28	12/7/2013	$7,470,000	Nil	Nil
12/7/2004	300,000	$23.80	12/6/2017	$8,814,000	Nil	Nil
12/7/2010	—	—	—	—	36,200/Nil	$1,925,116/Nil
Total(6)	900,000			$25,401,000	36,200/Nil	$1,925,116/Nil
Peter J. Kinver
12/12/2006	89,788	$30.41	12/11/2013	$2,044,473	Nil	Nil
12/4/2007	106,172	$41.08	12/3/2014	$1,284,681	Nil	Nil
12/9/2008	202,421	$27.25	12/8/2015	$5,248,777	23,412/11,706	$1,245,025/$622,513
12/8/2009	114,968	$42.44	12/7/2016	$1,234,756	16,831/8,416	$895,098/ $447,549
12/7/2010	99,095	$54.83	12/6/2017	—	13,874/6,937	$737,819/ $368,910
Total(7)	612,444			$9,812,687	54,117/27,059	$2,877,943/$1,438,971
Jamie C. Sokalsky
12/12/2006	17,029	$30.41	12/11/2013	$387,750	Nil	Nil
12/4/2007	77,384	$41.08	12/3/2014	$936,346	Nil	Nil
12/9/2008	202,421	$27.25	12/8/2015	$5,248,777	23,412/11,706	$1,245,025/$622,513
12/8/2009	110,448	$42.44	12/7/2016	$1,186,212	16,170/8,085	$859,928/ $429,964
12/7/2010	95,217	$54.83	12/6/2017	—	13,331/6,666	$708,943/ $354,471
Total(8)	502,499			$7,759,085	52,913/26,456	$2,813,896/$1,406,948
Kelvin P. M. Dushnisky
12/12/2006	15,481	$30.41	12/11/2013	$352,502	Nil	Nil
12/4/2007	84,515	$41.08	12/3/2014	$1,022,632	Nil	Nil
12/9/2008	118,669	$27.25	12/8/2015	$3,077,087	16,997/8,499	$903,913/$451,957
12/8/2009	68,494	$42.44	12/7/2016	$735,626	10,027/5,014	$533,247/$266,623
7/28/2010					24,200/Nil	$1,286,974/Nil
12/7/2010	74,758	$54.83	12/6/2017	—	10,467/5,234	$556,635/$278,318
Total(9)	356,917			$5,058,197	61,692/18,746	$3,280,769/$996,898

(1)	The amounts shown in the table above for each of the Named Executive Officers as at December 31, 2010 include (i) each stock option outstanding, (ii) the aggregate number of unvested RSUs plus the aggregate minimum number of unearned PRSUs, assuming threshold performance achievement although the plan design allows for zero vesting, and (iii) the market value of such RSUs and PRSUs based on the closing price of a Barrick Common Share on December 31, 2010. For options, RSUs or PRSUs denominated in U.S. dollars (grants beginning in 2004), the closing share price of Barrick Common Shares is based on the closing price on the New York Stock Exchange as at December 31, 2010 ($53.18 per share). For options, RSUs or PRSUs denominated in Canadian dollars (grants prior to 2004), the closing price of Barrick Common Shares is based on the closing price on the Toronto Stock Exchange as at December 31, 2010 (Cdn$53.12 per share), converted to U.S. dollars based on the December 31, 2010 Bank of Canada noon exchange rate (0.9946). The value realized upon vesting of the RSUs or PRSUs will depend on the value of a Barrick Common Share on the five trading days preceding the date of vesting.

(2)	Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(3)	RSU awards granted prior to December 2008 will vest on the third anniversary of the date of grant. RSU awards granted in December 2008 and after will vest 30 months from the date of grant. PRSUs granted in 2008 will vest, if earned, on December 9, 2011 (36 month period). PRSUs granted in 2009 will vest, if earned, on December 8, 2012. PRSUs granted in 2010 will vest, if earned, on December 7, 2013.

(4)	The exercise price is the closing price of Barrick Common Shares on the day immediately prior to the grant date on the New York Stock Exchange. The closing share price on the day of grant was higher than the exercise price for three option grants. The December 15, 2005 option grant (denominated in U.S. dollars) exercise price is $26.84 and the closing share price on the New York Stock Exchange on the day of grant was $26.90. The December 9, 2008 option grant (denominated in U.S. dollars) exercise price is $27.25 and the closing share price on the New York Stock Exchange on the day of grant was $27.75. The December 8, 2009 option grant (denominated in U.S. dollars) exercise price is $42.44 and the closing share price on the New York Stock Exchange on the day of grant was $40.51. The December 7, 2010 option grant (denominated in U.S. dollars) exercise price is $54.83 and the closing share price on the New York Stock Exchange on the day of grant was $54.16.

(5)	Mr. Regent’s total share-based awards include 27,766 PRSUs (55,533 PRSUs at target), 161,931 RSUs, 163 PRSU dividend equivalents and 2,476 RSU dividend equivalents.

(6)	Mr. Munk’s total share-based awards include 36,200 RSUs.

(7)	Mr. Kinver’s total share-based awards include 27,059 PRSUs (54,117 PRSUs at target), 54,117 RSUs, 319 PRSU dividend equivalents and 637 RSU dividend equivalents.

(8)	Mr. Sokalsky’s total share-based awards include 26,456 PRSUs (52,913 PRSUs at target), 52,913 RSUs, 315 PRSU dividend equivalents and 631 RSU dividend equivalents.

(9)	Mr. Dushnisky’s total share-based awards include 18,746 PRSUs (37,491 PRSUs at target), 61,692 RSUs, 221 PRSU dividend equivalents and 560 RSU dividend equivalents.

Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2010

The following table provides information for each of the Named Executive Officers on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards, and (3) the value earned under the annual performance incentives in 2010.

			Non-Equity
	Option-Based	Share-Based	Incentive Plan
	Awards —	Awards	Compensation
	Value Vested	Value Vested	Value Earned
Name	During the Year(1)	During the Year(2)	During the Year
(a)	(b)	(c)	(d)

Aaron W. Regent	$609,033	Nil	$2,354,598
Peter Munk	Nil	Nil	N/A
Peter J. Kinver	$2,643,575	$1,509,436	$985,533
Jamie C. Sokalsky	$2,414,912	$1,100,181	$946,694
Kelvin P.M. Dushnisky	$1,728,894	$1,201,583	$889,407

(1)	The value that would have been realized from stock options (all of which are denominated in U.S. dollars) is determined by multiplying the fraction of each stock option grant that vested during 2010 by the difference between the closing share price on the New York Stock Exchange on the date of vesting and the exercise price of the stock option. The exercise price is the closing price of Barrick Common Shares on the day immediately prior to the grant date.

(2)	The value of RSUs that vested in 2010 (all of which were denominated in U.S. dollars) is determined by multiplying the number of RSUs that vested by the average of the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the five days prior to the date of vesting, converted to U.S. dollars based on the Bank of Canada noon rate on the day preceding the third anniversary of the date of grant pursuant to the RSU plan.

Executive Retirement Plan Benefits

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances, with a guaranteed rate of return and defined notional contributions. The Executive Retirement Plan covers all officers of the Company, except Mr. Peter Munk, Chairman, and Mr. William Birchall, Vice Chairman. The individuals who participate in this plan do not participate in any other Barrick retirement plan. As at December 31, 2010, 32 officers of the Company, including all of the Named Executive Officers other than Mr. Peter Munk, participated in the Executive Retirement Plan.

Pursuant to the Executive Retirement Plan, an amount equal to 15% of the officer’s salary and annual performance incentive for the year is accrued and accumulated with interest until retirement. Interest accumulates at the annual rate of Government of Canada Marketable Bonds with Average Yields Over 10 Years as published in the Bank of Canada Weekly Financial Statistics for the month of January of the calendar year. For 2010, this interest rate was 3.92%. No above-market or preferential earnings are paid out.

Participants are eligible to receive payouts upon retiring after attaining age 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, one Named Executive Officer, Mr. Kinver, is eligible to retire and receive a payout of his Executive Retirement Plan account balance.

Upon termination, other than for cause, before the participant’s retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount transferred to an RRSP as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant’s beneficiary or estate. No payments are made in the event of termination for just cause. See “Potential Payments Upon Change-In-Control Termination for Covered Executives” below for information on payments made upon termination following a change-in-control of the Company.

As at December 31, 2010, the total accrued Executive Retirement Plan liability for present and past participants was $24,772,678, a decrease of $1,418,807 from the accrued liability of $26,191,485 as at December 31, 2009. Account balances for each of the Named Executive Officers as at December 31, 2010 are shown in column (e) of the table below.

Defined Contribution Plan Table(1)
(as at December 31, 2010)

	Accumulated			Accumulated
	Value at Start			Value at
Name	of Year	Compensatory	Non-compensatory	Year End
(a)	(b)	(c)	(d)	(e)

Aaron W. Regent	$630,860	$584,911	$84,034	$1,299,805
Peter Munk	Nil	Nil	Nil	Nil
Peter J. Kinver	$1,816,321	$296,679	$183,132	$2,296,132
Jamie C. Sokalsky	$2,104,981	$285,028	$208,560	$2,598,569
Kelvin P.M. Dushnisky	$1,035,934	$256,299	$108,101	$1,400,334

(1)	Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the following exchange rates reported by the Bank of Canada:

a.	Accumulated Value at Start of Year — December 31, 2009 exchange rate of 1.0466

b.	Compensatory Value — average exchange rate for 2010 of 1.0299

c.	Accumulated Value at Year End — December 31, 2010 exchange rate of 0.9946

d.	Non-compensatory Value equals the change in the Accumulated Value from start of year to year end less the Compensatory Value. It is attributable to investment earnings and exchange rate adjustments.

Potential Payments Upon Termination

The following discussion describes potential payments for all Named Executive Officers upon termination in circumstances other than a change-in-control (see “Potential Payments Upon Change-In-Control Terminations for Covered Executives” below).

Voluntary Termination

In the event of a voluntary termination, the executive is entitled to receive any earned but unpaid compensation, a payout of his or her Executive Retirement Plan account balance (see “— Executive Retirement Plan Benefits” above for a description of the plan) and the amount of his or her vested equity. Unvested options, RSUs, and PRSUs are forfeited. Stock options that are exercisable on the day of termination remain exercisable for three months in the case of options granted under the Amended and Restated Stock Option Plan (2002) and for six months in the case of options granted under the Stock Option Plan (2004) (or the original term to expiry, if earlier).

Retirement

Upon retirement, the executive is entitled to receive the same amounts as in the event of a voluntary termination plus accelerated vesting of his or her unvested RSUs. Additionally, the Committee may, in its discretion, choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years or the original term to expiry. Further, for the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to date. If the performance cycle is less than half complete, there shall be no accelerated vesting.

Termination for Cause

In the event of termination by the Company for “cause”, the executive is entitled to receive any earned but unpaid compensation. All options (vested and unvested) are forfeited immediately as are any unvested RSUs and PRSUs.

Pursuant to the RSU plan, “cause” is defined as:

(i)	willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company) after a demand for substantial performance improvement has been delivered in writing to the participant by the Chief Executive Officer, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties;

(ii)	willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

(iii)	the conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of this paragraph (iii), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the plan.

Termination without Cause

In the event of termination by the Company without cause, the executive is entitled to receive the same amounts as in the event of a voluntary termination. The executive would also be entitled to receive benefits pursuant to Canadian statutory and common law. In addition, the Committee may, in its discretion, accelerate vesting of unvested RSUs and unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry. For the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to date. If the performance cycle is less than half complete, there shall be no accelerated vesting.

Death and Disability

In the event of a termination due to death or disability, the executive or the executive’s estate is entitled to receive the same amounts as in the event of a voluntary termination, plus accelerated vesting of his or her RSUs (amount shown in the table below). Further, for the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to the date of death or disability. If the performance cycle is less than half complete, there shall be no accelerated vesting. In the event of a termination due to a disability, the vesting schedule and exercise period of options are not affected. In the event of the executive’s death, vested options remain exercisable for six months from the date of death. Additionally, in the event of death, the Committee may, in its discretion, choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry. Pursuant to the RSU Plan, “disability” means, with respect to a participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick company for more than nine consecutive months and failure by the participant to return to full-time performance of his or her duties within 30 days after written demand by such Barrick company to do so given at any time after the expiry of such nine-month period.

There is no policy or plan in place that provides for any payment of in-cycle annual performance incentive upon any termination situation. Barrick has historically made these determinations on a case-by-case basis.

Estimated Payments Upon Termination

The following table estimates the amounts that would have been payable to the Named Executive Officers under the termination circumstances described above that exceed the amounts generally payable under any termination scenario other than for cause (e.g., earned but unpaid compensation, payouts of Executive Retirement Plan account balances, amount of vested equity, etc.). Except as noted below, estimated amounts provided in the table below assume that the executive’s employment terminated on December 31, 2010. The table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a change-in-control circumstance. In addition, the table does not show the amounts payable due to acceleration of vesting of RSUs and options in circumstances where the Committee decides to use discretion to accelerate vesting. However, the amounts in these circumstances described in the paragraphs above would be the same as shown in the table for unvested equity acceleration due to a termination upon death or disability. Mr. Peter Munk, is the only Named Executive Officer eligible to retire based on Barrick’s normal age of retirement (65); therefore, other than for Mr. Peter Munk, such amounts are shown as “nil” in the table below.

Potential Payments Upon Termination

	A. Regent	P. Munk	P. Kinver	J. Sokalsky	K. Dushnisky

Voluntary Termination
Total	Nil	Nil	Nil	Nil	Nil

Termination without Cause
Total	Nil	Nil	Nil	Nil	Nil

Retirement
Total	Nil	$1,893,260	Nil	Nil	Nil

Termination upon Death or Disability
Unvested Equity Acceleration RSUs(1)	$8,440,735	$1,893,260	$2,830,320	$2,767,333	$3,226,481
Total	$8,440,735	$1,893,260	$2,830,320	$2,767,333	$3,226,481

(1)	The amounts stated in the table represent the product of (i) the number of shares whose restrictions lapsed because of the termination and (ii) $52.30 (the average of the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the five days prior to the date of assumed vesting, December 31, 2010, converted to U.S. dollars based on the Bank of Canada noon rate on the preceding day, pursuant to the RSU plan).

Potential Payments Upon Change-In-Control Terminations for Covered Executives

In the event of a change-in-control, Barrick has agreed with each of Messrs. Regent, Kinver, Sokalsky and Dushnisky (the “Covered Executives”) that if his employment is terminated by the Company (other than for cause, death, disability or retirement) or the Covered Executive terminates his employment for Good Reason (as defined below) at any time within two years following the change-in-control, such individual is entitled to receive, among other things, severance benefits described in items (a) — (g) below. These are “double trigger” change-in-control arrangements requiring both a change-in-control of the Company and the specified termination of the employment of the Covered Executive. Terminations for cause, disability, or retirement following a change-in-control would be treated the same as they are in non-change-in-control situations. The normal retirement age for the purposes of the change-in-control arrangements is 65 for all benefits except the Executive Retirement Plan for which the normal retirement age is 55.

(a)	Two and a half times (three times for Mr. Regent) annual salary based upon the greater of (i) the salary paid to the Covered Executive for the fiscal year next preceding the fiscal year during which the change-in-control occurs; and (ii) the salary which would have been payable to the Covered Executive (based upon the agreed salary rate in effect immediately preceding the change-in-control) for the 12 months immediately following the change-in-control (in addition to any unpaid salary already earned);

(b)	Two and a half times (three times for Mr. Regent) an amount equal to the greater of (i) the agreed yearly target annual performance incentive (if any) which is payable to the Covered Executive immediately prior to the change-in-control; and (ii) the average of the yearly annual performance incentive amounts paid or payable to the Covered Executive over the last three completed fiscal years next preceding the change-in-control;

(c)	Two and a half times (three times for Mr. Regent) the amount that would have been credited to the Covered Executive’s benefit under the Executive Retirement Plan during the year (in addition to the amounts already accrued in the Executive Retirement Plan);

(d)	Immediate vesting of all unvested stock options, and options would remain exercisable for the lesser of two and a half (three years for Mr. Regent) or their remaining term to expiry;

(e)	Job relocation counseling services for up to 18 months after termination, up to a maximum of Cdn$25,000;

(f)	The continuation of all life insurance, medical, dental, health, and accident and disability plans until the earlier of two and a half years (three years for Mr. Regent) after termination, the Covered Executive’s normal retirement date, or the Covered Executive’s commencement of full-time employment with a new employer; and

(g)	Two and a half years (three years for Mr. Regent) the annual fair market value of the Covered Executive’s automobile benefit to be paid in a lump sum; and an option for the Covered Executive to purchase the company vehicle at the remaining cost to the Company as of the date of termination; and

(h)	No gross up protection with respect to potential U.S. change-in-control excise taxes.

If the executive is within two and a half years (three years in the case of Mr. Regent) of normal retirement at such time, the benefits described in (a), (b), and (c) would be reduced by replacing the two and a half times (three times in the case of Mr. Regent) multiple with a fraction equal to (i) the number of days between date of termination following the change in control and the date of normal retirement (ii) divided by 365.

Pursuant to the change-in-control agreements, “Good Reason” means the occurrence, after a change-in-control, of any of the following events without the Covered Executive’s written consent:

•	The assignment to the Covered Executive of any duties inconsistent in any respect with the Covered Executive’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities with the Company from that which existed immediately prior to such change-in-control, or in the salary, yearly annual incentive or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the Covered Executive, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Covered Executive and, with respect to the Covered Executive’s yearly annual incentive, excluding any diminution in the Covered Executive’s yearly annual incentive that (i) was determined in accordance with and using the same policies and practices that were used to determine the Covered Executive’s yearly annual incentive in the fiscal year next preceding the fiscal year in which the change-in-control occurs, and (ii) does not represent a reduction of greater than 10% of the yearly annual incentive of the Covered Executive, calculated in the manner described in sub-paragraph (b) above;

•	Any failure by the Company to comply with any other terms of the Covered Executive’s employment as in effect immediately prior to such change-in-control such as salary or annual incentive review, allowable activities and vacation, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Covered Executive;

•	The Company requiring the Covered Executive (i) to be based at any office or location other than (1) in the Greater Toronto Area or (2) at any other office or location previously agreed to in writing by the Covered Executive, or (ii) to travel on business to an extent substantially greater than the travel obligations of the Covered Executive immediately prior to the change-in-control; or

•	Any other purported termination by the Company of the Covered Executive’s employment other than for cause.

The agreements prohibit the Covered Executive from soliciting Barrick employees and require the Covered Executive to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of two and a half years (three years for the Chief Executive Officer) following termination.

Mr. Peter Munk is not party to a change-in-control agreement with the Company.

Change-in-control provisions for RSUs and PRSUs are set forth in the RSU plan and relevant award agreements. In both cases, a “double trigger” is required to accelerate vesting in the event of a change-in-control of Barrick. That is, if there is a change-in-control followed by a termination by the Company other than for cause, disability or retirement, or a termination by the executive for good reason, the RSUs will vest immediately pursuant to the RSU Plan and PRSU awards will vest pursuant to the relevant award agreement. Vesting of the PRSUs is based on how much of the performance cycle is complete at the time of the change-in-control and is converted to a cash payout at the end of the performance period.

•	If the performance cycle is less than half complete, a pro-rata portion of the target PRSU award would vest based on performance during the portion of the cycle completed.

•	If the performance cycle is half complete or more, the number of PRSUs vesting would be determined at the time of the change-in-control based on performance to date (not pro-rated).

According to the RSU plan, the Compensation Committee may, in its discretion, accelerate vesting for other types of terminations. The terms of the PRSUs also provide for acceleration of vesting in the event of a termination other than for cause, disability or retirement, or by the executive for good reason or death following a change-in-control based on the lapse of time in the performance cycle and actual performance through the date of termination. The Compensation Committee may, in its discretion, accelerate vesting of PRSUs for other types of terminations.

Also, Barrick’s Stock Option Plan (2004) specifies acceleration of unvested options and/or exercisability periods under a number of termination scenarios (as described below). The Committee may, in its discretion, accelerate vesting and/or extend the exercise period (but not beyond the original term to expiry) in the cases of normal retirement, death or, when not associated with a change-in-control, termination by the Company without cause.

Estimated Payments Upon Change-in-Control Terminations

The following table estimates the amounts that would have been payable to the Named Executive Officers in the circumstance of a change-in-control (other than for cause, death, disability or retirement) or if the executive terminates his or her employment for good reason exceed the amounts generally payable under any termination scenario other than for cause (e.g., earned but unpaid compensation, payouts of Executive Retirement Plan account balances, amount of vested equity, etc.). Except as noted below, estimated amounts provided in the table below assume that a change-in-control occurred and the executive’s employment terminated on December 31, 2010. The table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a change-in-control circumstance. In addition, the table does not show the amounts payable due to acceleration of vesting of RSUs and options in circumstances where the Committee decides to use discretion to accelerate vesting. However, the amounts in these circumstances described in the paragraphs above would be the same as shown in the “Potential Payments Upon Termination” table for Name Executive Officers above for unvested equity acceleration due to a termination in connection with a change-in-control.

Termination in Connection with Change-in-Control
(by the Company other than for cause, disability or retirement, or by the executive for Good Reason)

	A. Regent	P. Munk	P. Kinver	J. Sokalsky	K. Dushnisky

Incremental Compensation:
a) Change-in-Control Termination
Cash Severance(1)
Base Salary	$4,798,914	—	$2,568,872	$2,468,329	$2,325,055
Annual Incentive	$8,026,342	—	$2,645,955	$2,700,416	$2,287,352
Unvested Equity Acceleration
Options(2)	$7,345,827	—	$3,871,626	$3,748,134	$2,281,096
RSUs(3)	$8,440,735	$1,893,260	$2,830,320	$2,767,333	$3,226,481
PRSUs(4)	$1,045,793	—	$522,803	$502,263	$314,304
Benefits and Perquisites
Incremental Executive Retirement Plan(5)	$1,923,788	—	$0	$431,967	$691,861
Continued Benefits and Perquisites(6)	$63,297	—	$127,290	$83,948	$87,418
Job Relocation Counseling Service(7)	$25,136	—	$25,136	$25,136	$25,136

Total	$31,669,832	$1,893,260	$12,592,002	$12,727,526	$11,238,703
b) Change-in-Control (No Termination)
Total	Nil	Nil	Nil	Nil	Nil

(1)	For purposes of this analysis, each annual executive’s compensation at the time of each triggering event was assumed to be as stated below. The annual salary is the executive’s actual rate of pay in U.S. dollars as at December 31, 2010. The annual performance incentive amount represents the greater of the executive’s target annual performance incentive or the average of the annual performance incentive amounts earned in fiscal years 2008, 2009, and 2010 (the three years of paid annual performance incentives prior to the change-in-control). In the case of Mr. Regent, this amount is the average of the annual performance incentive amounts earned in fiscal years 2009 and 2010. These amounts are converted into U.S. dollars as of December 31, 2010 based on the Bank of Canada noon rate on that day.

	Annual	Annual
	Salary	Incentive

A. Regent	$1,599,638	$2,675,447
P. Kinver	$1,027,549	$1,058,382
J. Sokalsky	$987,332	$1,080,166
K. Dushnisky	$930,022	$914,941

(2)	The amounts stated in the table represent the assumed cash value of the accelerated options derived by multiplying (i) the difference between $53.18 (the closing price of Barrick Common Shares on the New York Stock Exchange on December 31, 2010) and the options’ exercise prices, by (ii) the number of stock options whose restrictions lapsed because of the termination.

(3)	The amounts stated in the table represent the product of (i) the number of shares whose restrictions lapsed because of the termination and (ii) $52.30 (the average of the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the five days prior to the date of assumed vesting, December 31, 2010, converted to U.S. dollars based on the Bank of Canada noon rate on the preceding day, pursuant to the RSU plan).

(4)	The amounts stated in the table represent the product of (i) the pro-rated portion of the target number of PRSUs granted on December 9, 2008, December 8, 2009 and December 7, 2010 (0, 12,013 and 473 respectively, for Mr. Regent; 23,412, 5,959 and 304, respectively, for Mr. Kinver; 23,412, 5,724 and 292, respectively, for Mr. Sokalsky; and 16,997, 3,550 and 229, respectively, for Mr. Dushnisky), (ii) the portion that vested based on performance between the start of each cycle and December 31, 2009 (0%, 162% and 113% for 2008, 2009 and 2010 grants, respectively), and (iii) $52.30 (the average of the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the five days prior to the date of assumed vesting, December 31, 2010, converted to U.S. dollars based on the Bank of Canada noon rate on the preceding date pursuant to the RSU plan).

(5)	Mr. Regent is more than three years from the normal retirement age for the Executive Retirement Plan (55). Accordingly, his amounts assume three times his 2010 Executive Retirement Plan contributions. Mr. Dushnisky is more than and two and a half years from the normal retirement age for the Executive Retirement Plan. Accordingly, his amount assumes two and a half times his 2010 Executive Retirement Plan contributions. Mr. Sokalsky is less than two and half years from normal retirement age for the Executive Retirement Plan so his amounts equal (i) their 2010 Executive Retirement Plan contributions multiplied by (ii) a fraction equal to the number of days between December 31, 2010 and the date each reaches normal retirement age for the Executive Retirement Plan divided by 365. Mr. Kinver is past the normal retirement age for the Executive Retirement Plan (55) and therefore his amount is $0. Interest has not been included in the calculation of the incremental Executive Retirement Plan contributions. Additionally, amounts previously accrued under the Executive Retirement Plan would be paid out. These accrued amounts are shown in the table under “— Executive Retirement Plan Benefits”.

(6)	The agreements effective in February 17, 2010 provide benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of three years for Mr. Regent and two and one-half years for other Named Executive Officers. Barrick will also provide a cash payment in lieu of the continued use of the automobile for a three year period for Mr. Regent and two and one-half years for the other Named Executive Officers. The annual amounts shown below have been converted to U.S. dollars based on the Bank of Canada noon exchange rate as of December 31, 2010 of 0.9946 and the total costs have then been multiplied by the applicable severance multiple of 3.0 for Mr. Regent and 2.5 for Messrs. Kinver, Sokalsky and Dushnisky.

								Continued
								Benefits and
	Group Life	Group AD&D	Group Health	Car Lease	Total	Multiple		Perquisites

A. Regent	$8,423	$8,554	$4,122	Nil	$21,099	3.0	x	$63,297
P. Kinver	$11,285	$1,929	$4,122	$33,580	$50,916	2.5	x	$127,290
J. Sokalsky	$7,397	$1,268	$4,122	$20,792	$33,579	2.5	x	$83,948
K. Dushnisky	$8,224	$1,406	$4,122	$21,215	$34,967	2.5	x	$87,418

(7)	The agreements provide for 18 months of job relocation counseling services up to a maximum of Cdn$25,000. The amounts shown here are based on an estimated cost of Cdn$25,000 converted to U.S. dollars based on the Bank of Canada noon exchange rate as of December 31, 2010 of 0.9946.

PART SIX — OTHER INFORMATION

Equity Compensation Plan Information

Barrick has implemented two compensation plans under which Barrick Common Shares have been authorized for issuance. In 1996, shareholder and regulatory approval was obtained to implement Barrick’s Amended and Restated Stock Option Plan (the “Amended and Restated Plan”). In 2004, shareholder and regulatory approval was obtained to implement Barrick’s Stock Option Plan (2004) (the “2004 Plan”), and in 2007, shareholder and regulatory approval was obtained in respect of amendments to the 2004 Plan.

The purpose of the Amended and Restated Plan and the 2004 Plan (collectively, the “Stock Option Plans”) is to provide key employees of the Company and its subsidiaries and consultants compensation opportunities that will encourage share ownership and enhance the Company’s ability to attract, retain and motivate key personnel and reward significant performance achievements. The Company’s directors are eligible to receive options under the Amended and Restated Plan. However, the Company has not granted stock options to non-management directors since May 2003. Non-management directors are not eligible to participate in the 2004 Plan. A Committee of the Board of Directors (the “Committee”) administers the Stock Option Plans. All grants of options by the Committee under the Stock Option Plans are subject to the approval of the Board of Directors, and no option has any force or effect until such approval is obtained.

The following table provides information as of December 31, 2010 and March 1, 2011 regarding the Barrick Common Shares issuable upon the exercise of options outstanding under each of the Stock Option Plans as well as the number of Barrick Common Shares remaining available for issuance under each of the Stock Option Plans.

	Number of Shares						Number of Shares Remaining
	Reserved to be Issued		Weighted Average				Available for Future Issuance
	Upon Exercise of		Exercise Price				Under Equity Compensation Plans
	Outstanding Options		of Outstanding Options				(Excluding Shares Reflected
	(a)		(b)				in Column(a)
	as at	as at	as at		as at		as at	as at
Equity Compensation Plans	December 31,	March 1,	December 31,		March 1,		December 31,	March 1,
Approved by Shareholders(1)	2010	2011	2010		2011		2010	2011

Amended and Restated Stock Option Plan (2002)	1,379,075	1,308,275	Cdn$	26.49	Cdn$	26.51	6,080,312	6,090,312
Stock Option Plan (2004)	6,865,246	6,542,593	US$	38.32	US$	38.73	2,607,532	2,608,092

(1)	In addition, Barrick inherited the stock option plans of Placer Dome Inc., and Homestake Mining Company in connection with its acquisitions of those companies. As at December 31, 2010, 244,647 Barrick Common Shares were issuable upon exercise of outstanding options under the Placer Dome Inc. 1987 Stock Option Plan, with a weighted average exercise price of US$17.23. As at March 1, 2011, 181,234 Barrick Common Shares were issuable upon exercise of outstanding options under the Placer Dome Inc. 1987 Stock Option Plan, with a weighted average exercise price of US$18.13. As at December 31, 2010, 726 Barrick Common Shares were issuable upon the exercise of outstanding options under the Homestake Mining Company Stock Option Plan, with a weighted average exercise price of US$8.96. As at March 1, 2011, there were no Barrick Common Shares issuable upon the exercise of outstanding options under the Homestake Mining Company Stock Option Plan as all outstanding options under this plan have now been exercised. Excluding Barrick Common Shares to be issued upon exercise of outstanding options, no Barrick Common Shares remain available for future issuance under the Placer Dome Inc. or Homestake Mining Company Stock Option Plan. Options granted under the Amended and Restated Stock Option Plan are priced in Canadian dollars. Options granted under the Placer Dome Inc. 1987 Stock Option Plan were issued in Canadian and U.S. dollar exercise prices. Options granted under the Stock Option Plan (2004) and the Homestake Mining Company Stock Option Plan are priced in U.S. dollars. For the purpose of determining the weighted average exercise prices, Canadian dollar exercise prices were converted to U.S. dollars using the Bank of Canada noon rate of exchange as at December 31, 2010 and March 1, 2011, respectively.

Key Features of Barrick’s Stock Option Plans

	Amended and Restated Plan	2004 Plan

Maximum Number of Barrick Common Shares Issuable	35,000,000 Barrick Common Shares	16,000,000 Barrick Common Shares
Total Barrick Common Shares Issued and Issuable as of March 1, 2011	23,434,188 Barrick Common Shares, representing 2.35% of the Company’s outstanding capital as of that date.[1]	13,391,908 Barrick Common Shares, representing 1.34% of the Company’s outstanding capital as of that date.[2]
Stock Options Available for Issue as of March 1, 2011	6,090,312 stock options remained available for grant, representing 0.61% of the Company’s then outstanding capital.	2,608,092 stock options remained available for grant representing 0.26% of the Company’s then outstanding capital.
Stock Options Issued in 2010	No stock options were issued in 2010.	947,423 stock options were issued in 2010, representing 0.09% of the Company’s outstanding capital as at December 31, 2010.
Issuance Limits	The total number of Barrick Common Shares to be optioned to any optionee together with any Barrick Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Common Shares outstanding at the date of the grant of the option.	The total number of Barrick Common Shares to be optioned to any optionee together with any Barrick Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Common Shares outstanding at the date of the grant of the option.
In addition, the 2004 Plan (a) limits the aggregate number of Barrick Common Shares issuable to insiders of the Company pursuant to options granted under the 2004 Plan or any other share compensation arrangement of the Company to not greater than 10% of the total issued and outstanding Barrick Common Shares and (b) limits the number of Barrick Common Shares issued to insiders in any one year period under options granted under the 2004 Plan or any other share compensation arrangement of the Company to not greater than 10% of the issued and outstanding Barrick Common Shares.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	10 years from date of grant.

Strike Price	The exercise price of each option granted under the Amended and Restated Plan is determined by the Committee. The exercise price of each option granted may not be less than the closing price of a Barrick Common Share on the Toronto Stock Exchange on the last trading day before the day the option is granted.

1 As of March 1, 2011, 21,325,913 Barrick Common Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 2.14% of the Company’s outstanding capital as of that date. As of March 1, 2011, there were options outstanding to purchase an aggregate of 1,308,275 Barrick Common Shares under the Amended and Restated Plan, representing 0.13% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled.
2 As of March 1, 2011, 6,849,315 Barrick Common Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.69% of the Company’s outstanding capital as of that date. As of March 1, 2011, there were options outstanding to purchase an aggregate of 6,542,593 Barrick Common Shares under the 2004 Plan, representing 0.66% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of ten years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options	Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments	The Board of Directors may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board of Directors deems appropriate, subject to required regulatory or shareholder approval where required, provided that, any amendment or termination may not alter or impair in any materially adverse fashion any option previously granted to an optionee under the Amended and Restated Plan without the consent of the optionee.

Key Terms and Conditions of the 2004 Plan

Maximum Option Term	7 years from date of grant.

Strike Price	The exercise price of each option granted under the 2004 Plan is determined by the Committee. The exercise price of each option granted may not be less than the closing price of a Barrick Common Share on either the Toronto Stock Exchange or the New York Stock Exchange, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of (a) the market price of the Barrick Common Shares at the time of the grant, and (b) the market price of the Barrick Common Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise price has been fixed.

“Blackout Period” means a period in which trading of Barrick securities by an option holder is restricted pursuant to (a) the Company’s written policies (such as its Insider Trading Policy) or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options	Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause, and retirement.

The expiry date of any option outstanding is extended in the event the option would otherwise expire during or within 10 business days of a Blackout Period to the date that is the tenth business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, the Committee may in some of these cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments	The Board of Directors may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board of Directors determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of amendments that are not material that the Board of Directors is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board of Directors, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual. The Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results.
Indebtedness of Directors and Officers

The Company does not grant loans to its directors or senior officers or their associates. The following table sets forth, as at March 1, 2011, the outstanding indebtedness owed to the Company or its subsidiaries by any present and former directors, officers and employees of Barrick and its subsidiaries, including indebtedness in connection with the purchase of securities, other than “routine indebtedness” under applicable Canadian securities laws.

		Largest Amount	Amount
	Involvement of	Outstanding	Outstanding as at
Name and Principal Position	Issuer or Subsidiary	during 2010	March 1, 2011

Allison Kahl(1)	Corporation Loan	$133,630	$63,630
Regional Manager, Environmental Programs (Santiago, Chile)
Robert Mayne-Nicholls(2)	Corporation Loan	$39,800	$18,939
General Manager, Zaldivar Mine (Antofagasta, Chile)

(1)	The loan to Ms. Kahl was made in July 2009 and is not secured against Ms. Kahl’s residence. The loan is denominated in U.S. dollars and is to be repaid by Ms. Kahl through equal installments of $5,000 on a monthly basis, with no interest accruing.

(2)	The loan to Mr. Mayne-Nicholls was made in October 2007 and is not secured against Mr. Mayne-Nicholls’ residence. The loan is denominated in Chilean pesos and is to be repaid by Mr. Mayne-Nicholls through equal installments over 60 months, with no interest accruing. Amounts were converted to U.S. dollars using the Central Bank of Chile’s Observed Dollar Rate on the applicable date.

Directors’ and Officers’ Insurance and Indemnification

During 2010, Barrick purchased insurance for the benefit of directors and officers of Barrick and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Business Corporations Act (Ontario). The premium for such insurance was $1.9 million. The policy provides coverage to each director and officer of $200 million in the policy year from July 12, 2010 to July 12, 2011.

In accordance with the provisions of the Business Corporations Act (Ontario), Barrick’s by-laws provide that Barrick will indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with the Company or other entity if the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Company’s request. If Barrick becomes liable under the terms of its by-laws, the insurance coverage will extend to its liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

Availability of Disclosure Documents

Barrick will provide to any person, upon request to its Investor Relations Department, a copy of:

(1)	its 2010 Annual Report, including management’s discussion and analysis of financial and operating results;

(2)	its latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(3)	its consolidated financial statements for the year ended December 31, 2010, together with the report of its auditors thereon, and any interim financial statements filed subsequently; and

(4)	its Management Proxy Circular for its last Annual Meeting of Shareholders.

These documents, as well as additional information relating to Barrick, are available on www.barrick.com and www.sedar.com. Financial information about Barrick is provided in the Company’s consolidated financial statements and management’s discussion and analysis of financial and operating results for the year ended December 31, 2010, copies of which may be obtained by shareholders by contacting Barrick as set out below.

Barrick’s Investor Relations Department may be reached at:

Toll-free number within Canada and the United States:  800-720-7415
Telephone: 416-861-9911
Fax: 416-861-0727
Email: investor@barrick.com

Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street
P.O. Box 212
Toronto, Ontario M5J 2S1
Canada

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors. A copy of this Circular has been sent to each director, each shareholder entitled to notice of the Meeting, and the auditors of the Company.

Toronto, Ontario, March 11th, 2011	By Order of the Board of Directors Faith T. Teo Senior Counsel and Corporate Secretary

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the “Board”) is responsible for the stewardship of Barrick Gold Corporation (the “Company”) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities shall include:

     Oversight of Management

1.	Through the Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the Chairman of the Board, the Chief Executive Officer (“CEO”) and other senior officers.

2.	Through the actions of the Board and its individual directors and through Board’s interaction with and expectations of senior officers, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Company, and that the CEO and other executive officers create a culture of integrity throughout the Company.

3.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

4.	Developing and approving position descriptions for each of the Chairman of the Board, CEO and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

5.	Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

6.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

7.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

8.	Approving annual and, either directly or through the Audit Committee, quarterly financial statements and the release thereof by management.

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9.	Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including for the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

Business Strategy

10.	Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

11.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

12.	Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

13.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

14.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

15.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the Chairman of the Corporate Governance and Nominating Committee.

Corporate Governance

16.	Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

17.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

18.	Ensuring that the Board receives from senior officers the information and input required to enable the Board to effectively perform its duties.

19.	Overseeing, through the Corporate Governance and Nominating Committee, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

20.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

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